Exhibit 1.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

AMERICANWEST BANCORPORATION,

a Washington corporation,

and

SKBHC HOLDINGS LLC,

a Delaware limited liability company,

and

SKBHC HAWKS NEST ACQUISITION CORP.,

a Delaware corporation

Dated as of October 27, 2010

1

i

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
4.1	Corporate Status and Authority; Non-contravention	25
4.2	Governmental Authorizations	26
4.3	Starbuck Transaction	26
4.4	Investment Intent	26
4.5	Sufficient Funds	27
4.6	Non-reliance	27
4.7	Stalking-Horse Bidder Fee	27
ARTICLE 5
PRE-CLOSING MATTERS AND OTHER COVENANTS
5.1	Operations until Closing	27
5.2	Confidentiality	30
5.3	Return of Information	30
5.4	Consents and Approvals	31
5.5	Indemnification; D&O Insurance	32
5.6	Certain Company Contracts	33
5.7	DIP Loan Agreement	34
5.8	Payment of the Broker’s Fees	34
5.9	Stalking-Horse Bidder Fee	34
5.10	Debtor-in-Possession	35
5.11	The Sale Motion	35
5.12	The Bidding Procedures	36
5.13	Bankruptcy Efforts	39
5.14	Public Announcements	39
5.15	Tax Refunds	40
5.16	Tax Election	40
5.17	Preparation and Filing of Tax Returns; Taxes	40
5.18	Tax Cooperation	40
5.19	Tax Proceedings	40
5.20	Transfer Taxes	41
ARTICLE 6
CONDITIONS OF CLOSING
6.1	Conditions to SKBHC’s and the Purchaser’s Obligations	42
6.2	Conditions to the Company’s Obligations	43
6.3	Mutual Condition	43
6.4	Termination	43

ARTICLE 7
CLOSING TRANSACTIONS
7.1	Time and Place	44
7.2	Company’s Closing Deliverables	45
7.3	Purchaser’s Closing Deliverables	45
7.4	Concurrent Delivery	46
7.5	Transfer of Shares	46
ARTICLE 8
SURVIVAL OF REPRESENTATIONS AND COVENANTS
8.1	Survival	46
ARTICLE 9
MISCELLANEOUS
9.1	Legal and Other Fees and Expenses	46
9.2	Notices	46
9.3	Further Assurances	47
9.4	Time of the Essence	47
9.5	Entire Agreement	48
9.6	Assignment	48
9.7	Invalidity	48
9.8	Waiver and Amendment	48
9.9	Third-Party Beneficiaries	48
9.10	Surviving Provisions on Termination	48
9.11	Captions	48
9.12	Counterparts	49

SCHEDULES AND EXHIBIT*

Schedule I	Disclosure Schedule

Schedule 2.1	Other Purchased Assets

Schedule 4.2	Purchaser Required Approvals

Exhibit A	DIP Loan Agreement

*	Schedules and Exhibit omitted pursuant to Item 601(b)(2) of Regulation S-K under the Securities and Exchange Act of 1934, as amended. The Company agrees to furnish a supplemental copy of any omitted schedule or exhibit to the SEC upon request.

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of October 27, 2010, by and among AmericanWest Bancorporation, a Washington corporation (the “Company”), SKBHC Holdings LLC, a Delaware limited liability company (“SKBHC”), and SKBHC Hawks Nest Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of SKBHC (the “Purchaser”).

RECITALS

A. The Company owns all of the issued and outstanding shares of common stock of AmericanWest Bank, a Washington state chartered bank that operates in Eastern and Central Washington and Northern Idaho under its legal name, and in Utah under the name “Far West Bank” (the “Bank”).

B. The Company wishes to sell, and the Purchaser wishes to purchase, all of the shares of common stock of the Bank issued and outstanding as of the Closing Date (as hereinafter defined) (the “Shares”), free and clear of all Encumbrances (as hereinafter defined), and certain other assets of the Company, all on the terms and conditions set forth in this Agreement.

C. The Company intends to file a voluntary bankruptcy petition (the “Bankruptcy Case”) under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101, et seq. (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Eastern District of Washington (the “Bankruptcy Court”) on or shortly after the date this Agreement is executed (the date of such filing, the “Petition Date”).

D. The parties intend for the sale and purchase of the Shares and the Other Purchased Assets (the “Sale”) to be effectuated pursuant to an order of the Bankruptcy Court under Sections 105, 363 and 365 of the Bankruptcy Code approving such transactions (the “Sale Order”).

In consideration of the covenants, agreements, representations and warranties set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions. In this Agreement, unless the context otherwise requires or unless otherwise specifically provided herein:

(a) “365 Contracts” is defined in Section 5.6.

(b) “Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with, such Person, with “control” for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise.

(c) “Agreement” is defined in the introductory paragraph.

(d) “Auction” is defined in Section 5.12(f).

(e) “Audited Financial Statements” means the consolidated audited financial statements of the Company, together with the auditor’s report thereon, the notes thereto and the supporting schedules, consisting of the consolidated statements of financial condition as of December 31, 2009, 2008 and 2007, and the consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows, each for the years ended December 31, 2009, 2008 and 2007.

(f) “Bank” is defined in the recitals.

(g) “Bank D&O Policy” is defined in Section 5.5(b).

(h) “Bank Insurance Amount” is defined in Section 5.5(b).

(i) “Bank Significant Agreement” is defined in Section 3.12(a).

(j) “Bankruptcy Case” is defined in the recitals.

(k) “Bankruptcy Code” is defined in the recitals.

(l) “Bankruptcy Court” is defined in the recitals.

(m) “Bankruptcy Rules” is defined in Section 5.12(e).

(n) “Benefit Arrangement” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any other material plan, program, agreement, arrangement, obligation or practice, including, without limitation, any pension, profit sharing, severance, welfare, fringe benefit, employee loan, retirement, medical, welfare, employment or consulting, severance, stay or retention bonuses or compensation, executive or incentive compensation, sick leave, vacation pay, plant closing benefits, disability, workers’ compensation, retirement, deferred compensation, bonus, stock option or purchase or other stock-based, tuition reimbursement or scholarship, employee discount, meals, travel, or vehicle allowances, plan, program, agreement, arrangement, obligation or practice, any plans subject to Section 125 of the Code, as amended, and any plans or arrangements providing benefits or payments in the event of a change of control, change in ownership or effective control or sale of assets (i) established, sponsored, maintained, or contributed to, or required to be contributed to, by the Bank or any ERISA Affiliate, on behalf of any current or former director, employee, agent, independent contractor, or service provider of the Bank or its Subsidiary, or their beneficiaries, or (ii) pursuant to which the Bank or any ERISA Affiliate has any obligation (whether contingent or otherwise) with respect to any such persons.

(o) “BHCA” means the Bank Holding Company Act of 1956, as amended.

(p) “Bid Deadline” is defined in Section 5.12(c).

(q) “Bidding Procedures Order” is defined in Section 5.9.

(r) “Books and Records” means all files, ledgers and correspondence, all manuals, reports, texts, notes, memoranda, invoices, receipts, accounts, accounting records and books, financial statements and financial working papers and all other records and documents of any nature or kind whatsoever, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage, including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not, and all software, passwords and other information and means of or for access thereto, belonging to the Bank or its Subsidiary or relating to the Business.

(s) “Broker” means Sandler O’Neill + Partners, L.P.

(t) “Broker’s Fees” means the fees payable by the Company and/or the Bank to the Broker in connection with the closing of the Contemplated Transactions in an aggregate amount equal to the amount set forth in Section 3.18 of the Disclosure Schedule.

(u) “Burdensome Condition” means any restraint, limitation, term, requirement, provision or condition that would (i) reasonably be expected to impair in any material respect the benefits to SKBHC, the Purchaser or any of their respective Affiliates of the Contemplated Transactions; (ii) require any Person other than the Purchaser or SKBHC to become a bank holding company under the BHCA; (iii) require any Person other than the Purchaser or SKBHC to guaranty, support or maintain the capital of the Bank; (iv) require modification of, or impose any limitation or restriction on, the activities, governance, legal structure, compensation, or fee arrangements of SKBHC, the Purchaser or any of their respective Affiliates (or their respective partners, members or equity holders); (v) cause any Person other than the Purchaser or SKBHC to be deemed to control the Bank; or (vi) require a contribution of capital to the Bank at the Closing in excess of Two Hundred Million Dollars ($200,000,000); provided, however, that the following shall not be deemed to be a “Burdensome Condition”: (x) any restraint, limitation, term, requirement, provision or condition imposed, in connection with the approval and consummation of the Starbuck Transaction, by bank regulatory authorities that exercise regulatory authority over SKBHC, the Purchaser and its Affiliates; (y) those restraints, limitations, terms, requirements, provisions or conditions specifically applicable to the Bank or its Subsidiary by reason of their condition as of the date hereof and specifically disclosed to the Purchaser in Section 3.3(b)(ii) of the Disclosure Schedule; and (z) any restraint, limitation, term, requirement, provision or condition that applies generally to bank holding companies and banks as provided by statute, regulation, or written and publicly available supervisory guidance of general applicability, in each case, as in effect on the date hereof.

(v) “Business” means the business currently carried on by the Bank and its Subsidiary.

(w) “Business Day” means any day other than a Saturday, Sunday or any federal holiday in the United States.

(x) “Call Reports” means the Bank’s Consolidated Reports of Condition and Income (FFIEC Form 041) or any successor form of the Federal Financial Institutions Examination Council.

(y) “Cash Purchase Price” is defined in Section 2.2.

(z) “Charter Documents” means articles, articles or certificate of incorporation, bylaws and any other constituted document of a corporate entity.

(aa) “Closing” means the completion of the sale and purchase of the Shares and the Other Purchased Assets in accordance with Article 7.

(bb) “Closing Date” means five (5) Business Days following the satisfaction or waiver, as applicable, of the conditions set forth in Article 6 and the Sale Order (other than those conditions that by their nature are to be satisfied at the Closing, but subject to fulfillment or waiver of those conditions), or such other date as may be agreed upon in writing by the Company and the Purchaser or by their respective counsel.

(cc) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(dd) “Common Stock” is defined in Section 3.2(a).

(ee) “Company” is defined in the introductory paragraph.

(ff) “Company D&O Policy” is defined in Section 5.5(c).

(gg) “Company’s Reports” is defined in Section 3.4(a)(i).

(hh) “Company Tax Returns” is defined in Section 5.17.

(ii) “Competing Purchase Agreement” is defined in Section 5.12(c)(i)

(jj) “Consent” means any approval, consent, ratification, waiver or other authorization.

(kk) “Contemplated Transactions” means all of the transactions between the Company, the Bank, SKBHC and the Purchaser contemplated by this Agreement and the DIP Loan Agreement.

(ll) “Contracts” means all contracts, agreements, instruments, leases, indentures and commitments, whether written or oral, relating to the Business to which the Company, the Bank or any other Subsidiary is a party, including, without limitation, non-competition, non-solicitation and confidentiality agreements.

(mm) “Disclosure Schedule” means the disclosure schedule delivered by the Company to the Purchaser concurrently with execution and delivery of this Agreement in the form of Schedule I.

(nn) “DIP Loan Agreement” is defined in Section 5.7(a).

(oo) “Encumbrance” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(i) a lien, encumbrance, adverse claim, charge, execution, security interest, pledge against any or all of the Shares or the Other Purchased Assets, and a subordination to any right or claim of others in respect thereof;

(i) a claim or interest against any or all of the Shares or the Other Purchased Assets;

(ii) an option or other right to acquire, or to acquire any interest in, any or all of the Shares or the Other Purchased Assets; and

(iii) any other encumbrance of whatsoever nature and kind against any or all of the Shares or the Other Purchased Assets.

(pp) “Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice by any Person alleging actual or potential liability (including, without limitation, for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (i) the presence, or release into the environment, of, or exposure to, any Materials of Environmental Concern, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

(qq) “Environmental Laws” means all Legal Requirements relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including, without limitation, Legal Requirements relating to (i) emissions, discharges, releases or threatened releases of, or exposure to, Materials of Environmental Concern, (ii) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials of Environmental Concern, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Materials of Environmental Concern, (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources, (v) the preservation of the environment or mitigation of adverse effects on or to human health or the environment, or (vi) emissions or control of greenhouse gases.

(rr) “Equity Contribution” means the equity contribution, to be made concurrently with the Closing, by the Purchaser to the Bank in an amount necessary to obtain the Purchaser Required Approvals, which equity contribution shall in no event exceed Two Hundred Million Dollars ($200,000,000). For the avoidance of doubt, the Bank shall not issue any new shares of Common Stock to the Purchaser in connection with the Equity Contribution.

(ss) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(tt) “ERISA Affiliate” shall mean any entity required to be aggregated in a controlled group or affiliated service group with the Bank for purposes of ERISA or the Code (including under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA), at any relevant time.

(uu) “FDIC” means the Federal Deposit Insurance Corporation, or any successor thereto.

(vv) “Federal Reserve Board” means the Board of Governors of the Federal Reserve System, or any successor thereto.

(ww) “GAAP” shall mean generally accepted accounting principles as in effect in the United States.

(xx) “Governmental Authority” means any federal, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing or any non-governmental regulatory body that provides standards for certification.

(yy) “Governmental Authorization” means any Consent, approval, license, registration, permit or waiver issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

(zz) “Indemnified Parties” is defined in Section 5.5(a).

(aaa) “Initial Overbid” is defined in Section 5.12(d).

(bbb) “Interim Financial Statements” means the consolidated unaudited financial statements of the Company, consisting of the consolidated statements of financial condition as of March 31, 2010, June 30, 2010, and, in draft form, September 30, 2010, and the consolidated statements of operations and stockholders’ equity, each for the three months ended March 31, 2010, June 30, 2010, and September 30, 2010 and the consolidated statement of cash flows for the nine months ended September 30, 2010.

(ccc) “Knowledge” of the Company, or words of similar import, including without limitation, the Company being aware of a fact or circumstance, means the actual knowledge as of the date of this Agreement, after reasonable inquiry, of Patrick J. Rusnak, Jay B. Simmons or Shelly L. Krasselt.

(ddd) “Leased Properties” is defined in Section 3.10.

(eee) “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

(fff) “Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, whether or not accrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise.

(ggg) “Material Adverse Effect” means (a) any fact, effect, event, change, occurrence or circumstance that, by itself or together with other facts, effects, events, changes, occurrences or circumstances, has had or would be reasonably expected to have a material and adverse effect on (1) the business, assets, liabilities (including deposit liabilities), profits, condition (financial or otherwise) or results of operations of the Bank and its Subsidiary or the Business (as applicable), taken as a whole, or (2) the ability of the Company or the Bank to timely consummate the transactions contemplated by this Agreement; or (b) any other act or omission which would materially impair the ability to operate the Business in the Ordinary Course; provided, however, that none of the following shall be taken into account in determining whether there has been a “Material Adverse Effect”: (i) changes in GAAP or regulatory accounting requirements, (ii) changes in laws, rules or regulations of general applicability to companies in the U.S. banking industry, (iii) changes in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the U.S. banking industry, (iv) any change, in and of itself (as opposed to the facts underlying such change), in the market price or trading volume of the equity securities of the Company on or after the date hereof, (v) the suspension of trading in securities generally on the OTC Bulletin Board, (vi) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (vii) any changes made by the Company or the Bank in the Business or other actions taken, delayed or omitted to be taken by the Company or the Bank at the written request or with the prior written consent of the Purchaser, and (viii) with respect to the Bank, any pre-Closing restrictions or conditions imposed on the Bank as a result of the Regulatory Agreements to which the Bank is a party as of the date of this Agreement; except, with respect to clauses (i), (ii), (iii) and (iv), to the extent that the effects of such change are materially disproportionately adverse to the business, assets, liabilities (including deposit liabilities), profits, condition (financial or otherwise) or results of operations of the Bank and its Subsidiary or the Business (as applicable), taken as a whole, as compared to other similarly situated companies in the U.S. banking industry.

(hhh) “Material Governmental Authorization” is defined in Section 3.3(b)(ii).

(iii) “Material Permit” is defined in Section 3.3(a).

(jjj) “Materials of Environmental Concern” means chemicals, pollutants, contaminants, toxic or hazardous substances, materials or wastes, petroleum and petroleum products, greenhouse gases, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins or other substances having an adverse effect on human health or the environment.

(kkk) “Maturity Date” shall have the meaning given to such term in the DIP Loan Agreement.

(lll) “Minimum Overbid” is defined in Section 5.12(c)(i).

(mmm) “Notice of Sale” means a notice of the sale of the Shares and the Other Purchased Assets and the Sale Hearing.

(nnn) “Ordinary Course of Business” or “in the Ordinary Course” means the conduct of the Business in substantially the same manner as the Business was operated on the date of this Agreement, including operations in conformance with the Bank’s practices and procedures as of such date.

(ooo) “Other Purchased Assets” is defined in Section 2.1.

(ppp) “Outside Date” is defined in Section 6.4(a).

(qqq) “Overbidder” is defined in Section 5.12(b).

(rrr) “Overbidder’s Deposit” is defined in Section 5.12(c)(ii).

(sss) “Owned Properties” is defined in Section 3.10.

(ttt) “Permits” means all permits, licenses, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with Governmental Authorities or other regulatory bodies required to carry on the Business as now being carried on.

(uuu) “Permitted Liens” means (i) liens for current taxes and assessments not yet delinquent or as to which the Bank is diligently contesting in good faith and by appropriate proceeding either the amount thereof or the liability therefor or both; (ii) liens of landlords, carriers, mechanics, materialmen and repairmen incurred in the Ordinary Course of Business consistent with past practice for sums not yet past due, or which are being contested in good faith by appropriate proceedings and for the payment of which adequate reserves in accordance with GAAP and regulatory accounting principles have been established on the books of the Bank, or the defense of which has been accepted by a title insurer, bonding company, other surety or other Person; (iii) any recorded lien (other than for funded indebtedness) relating to any leased premises; (iv) zoning restrictions, easements, licenses and other restrictions on the use of real property or any interest therein, or minor irregularities in title thereto, which do not materially impair the use of such property or the merchantability or the value of such property or interest therein; (v) liens encumbering the interest of the landlord under any real estate lease the existence of which does not result in a default under such real estate leases; (vi) deposits, liens or pledges to secure payments of worker’s compensation, unemployment insurance, pensions or other social security obligations, or the performance of bids, tenders, leases, contracts (other than contracts for the payment of money), public or statutory obligations, surety, stay or appeal bonds, or similar obligations arising in the Ordinary Course of Business; (vii) purchase money mortgages or other purchase money or vendor’s liens (including, without limitation, finance leases), provided that no such lien shall extend to or cover any other property of the Bank other than that so purchased; (viii) liens on assets given to secure deposits and other liabilities of the Bank arising in the Ordinary Course of Business (including those given to secure borrowings, advances, or discount window availability from any private or governmental banking entity or any clearinghouse); (ix) pledges of securities to secure fed funds borrowings from other banks; and (x) liens arising out of judgments or awards in respect of which the Bank is in good faith prosecuting an appeal or proceeding for review and in respect of which it has secured a subsisting stay of execution pending such appeal or proceeding and which are disclosed or reserved against on the Bank’s financial statements.

(vvv) “Person” means an individual, legal personal representative, corporation, limited liability company, partnership, firm, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority.

(www) “Petition Date” is defined in the recitals.

(xxx) “Pre-Closing Tax Period” is defined in Section 5.17.

(yyy) “Proceedings” means any actions, claims, demands, lawsuits, assessments, arbitrations, judgments, awards, decrees, orders, injunctions, prosecutions and investigations, or other proceedings, of, by, against, or relating to, the Bank or its Subsidiary or the Business.

(zzz) “Proprietary Rights” is defined in Section 3.16.

(aaaa) “Purchaser” is defined in the introductory paragraph.

(bbbb) “Purchaser Required Approvals” is defined in Section 4.2.

(cccc) “Qualified Overbidder” is defined in Section 5.12(d).

(dddd) “Qualified Plan” is defined in Section 3.9(b).

(eeee) “Real Property” is defined in Section 3.10.

(ffff) “Regulatory Agreement” is defined in Section 3.3(b)(vii).

(gggg) “Sale” is defined in the recitals.

(hhhh) “Sale Hearing” is defined in Section 5.11(b).

(iiii) “Sale Motion” is defined in Section 5.11.

(jjjj) “Sale Order” is defined in the recitals.

(kkkk) “SEC” means the U.S. Securities and Exchange Commission, or any successor thereto.

(llll) “Shares” is defined in the recitals.

(mmmm) “SKBHC” is defined in the introductory paragraph.

(nnnn) “SKBHC Commitment Agreements” is defined in Section 4.5(b).

(oooo) “SKBHC LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of SKBHC dated as of the date of the consummation of the Starbuck Transaction.

(pppp) “Stalking-Horse Bidder Fee” is defined in Section 5.9.

(qqqq) “Starbuck Agreement” means the Plan and Agreement of Merger, dated as of February 12, 2010, by and among SKBHC, SKBHC Acquisition, Inc. and Starbuck Bankshares, Inc., as amended.

(rrrr) “Starbuck Transaction” means the merger transaction contemplated by the Starbuck Agreement.

(ssss) “Subsidiary” includes any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time, directly or indirectly, owned by such party.

(tttt) “Tax” or “Taxes” means (i) all federal, state, local and foreign taxes, charges, fees, imposts, levies or other like assessments, including, without limitation, all income, gross receipts, alternative or add-on minimum, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, recapture, real and personal property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest, penalties, additions to tax or additional amounts imposed by any taxing authority, (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period (including any arrangement for group or consortium tax relief or similar arrangement) and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement to make any payment determined by reference to the Tax liability of a third party.

(uuuu) “Tax Matter” is defined in Section 5.19.

(vvvv) “Tax Returns” means all returns, statements, reports, documents, declarations, forms, designations, claims for refund, and other information and filings (including elections, disclosures, schedules and estimates), and any attachments, addenda or amendments thereto (whether or not a payment is required to be made with respect to any such return or other document) relating to Taxes.

(wwww) “Tax Sharing Agreement” is defined in Section 3.7(e).

(xxxx) “Transfer Tax Returns” is defined in Section 5.20.

(yyyy) “Transfer Taxes” is defined in Section 5.20.

(zzzz) “Washington DFI” means the Washington State Department of Financial Institutions, or any successor thereto.

(aaaaa) “Working Capital Loan” means the term loan made pursuant to the DIP Loan Agreement whereby the Purchaser, as lender, will lend the Company up to Two Million Dollars ($2,000,000) for the purpose of funding the Company’s ongoing working capital requirements, which shall include, without limitation, the expenses incurred during the Bankruptcy Case, beginning on the initial effectiveness date of the DIP Loan Agreement though the Closing Date.

1.2 Currency. Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in United States currency.

1.3 Governing Law. This Agreement and the agreements contemplated hereby shall be construed and interpreted, and the rights of the parties shall be determined, in accordance with the Bankruptcy Code and the substantive laws of the State of Delaware, in each case without regard to the conflict of laws principles thereof or of any other jurisdiction.

1.4 Schedules and Exhibits. The following are the Schedules and Exhibits which are attached to and form part of this Agreement:

Schedule I	Disclosure Schedule

Schedule 2.1	Other Purchased Assets

Schedule 4.2	Purchaser Required Approvals

Exhibit A	DIP Loan Agreement

ARTICLE 2

PURCHASE OF SHARES AND OTHER ASSETS; EQUITY CONTRIBUTION

2.1 Purchase and Sale of the Shares and other Assets. Subject to the terms and conditions set forth in this Agreement, and subject to the entry of a Sale Order, the Company agrees to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase from the Company, and SKBHC agrees to cause the Purchaser to purchase from the Company on the Closing Date, effective as of and from the Closing, (a) all of the Shares, free and clear of all Encumbrances, and (b) all of the assets and Contracts of the Company set forth on Schedule 2.1 (the “Other Purchased Assets”), free and clear of all Encumbrances (other than Permitted Liens), for the Cash Purchase Price.

2.2 Consideration. The amount payable to the Company for the Shares and the Other Purchased Assets will be Six Million Five Hundred Thousand Dollars ($6,500,000) (the “Cash Purchase Price”), which shall, subject to the terms and conditions hereof, be payable by the Purchaser to the Company at Closing. Concurrently with the Closing, the Purchaser shall make, and SKBHC shall cause the Purchaser to make, the Equity Contribution.

2.3 Payments. On the Closing Date, the Purchaser shall (a) pay the Cash Purchase Price for the Shares and the Other Purchased Assets to the Company by wire transfer to an account designated by the Company in writing at least two (2) Business Days prior to the Closing Date and (b) fund the Equity Contribution to an account of the Bank designated by the Company. At the option of the Purchaser, the Purchaser may pay a portion of the Cash Purchase Price by application of amounts due under the DIP Loan Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are disclosed in the Disclosure Schedule dated as of the date hereof and attached hereto, the Company hereby makes the following representations and warranties to SKBHC and the Purchaser as of the date hereof and as of the Closing Date (provided that those representations and warranties which address matters only as of a particular earlier date shall have been true and correct only on such date). The inclusion of an item in the Disclosure Schedule shall not be deemed an admission by the Company or the Bank that such item represents a material fact, event, or circumstance or has had or would be reasonably expected to have a Material Adverse Effect. Disclosure in any section of the Disclosure Schedule shall apply only to such section of such Disclosure Schedule, except to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is relevant to another section of such Disclosure Schedule.

3.1 Corporate Status and Authority; Non-Contravention.

(a) Status of the Company: The Company is duly organized, validly existing and in good standing under the laws of the State of Washington and otherwise has the corporate power and authority to own or lease all of its properties and assets and to conduct its business in the manner in which its business is now being conducted. The Company is duly registered as a bank holding company under the BHCA. The Company is duly qualified to do business and is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Status of Bank: The Bank is a direct, wholly-owned Subsidiary of the Company, is duly organized, validly existing and in good standing under the laws of the State of Washington, is authorized under the laws of the State of Washington to engage in the Business and otherwise has the corporate power and authority to own or lease all of its properties and assets and to conduct the Business in the manner in which the Business is now being conducted. The Bank is duly qualified to do business and is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect. The Bank is a Washington chartered bank which is duly licensed by the Washington DFI to engage in commercial banking. The deposit accounts of the Bank are insured to the fullest extent permitted by law by the Deposit Insurance Fund (including through the Transaction Deposit Insurance Guaranty Program), which is administered by the FDIC. The FDIC has not been appointed receiver of the Bank. Complete and correct copies of the Charter Documents of the Bank, as currently in effect, have been delivered or made available to the Purchaser.

(c) Due Authorization: (i) The Company has full legal right, corporate power and authority to enter into this Agreement and the DIP Loan Agreement and, subject to the Sale Order, to carry out its obligations hereunder and thereunder; and (ii) the execution and delivery of this Agreement, the DIP Loan Agreement and all documents, instruments and agreements required to be executed and delivered by the Company pursuant to this Agreement and the DIP Loan Agreement, and, subject to the Sale Order, the completion and performance of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement, the DIP Loan Agreement and all documents, instruments and agreements required to be executed and delivered by the Company pursuant to this Agreement and the DIP Loan Agreement have been duly executed and delivered by the Company and, subject to the Sale Order, constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms. No other corporate proceedings, including any stockholder approvals, are necessary for the execution and delivery by the Company of this Agreement or the DIP Loan Agreement, the performance by it or of its obligation hereunder or thereunder or the consummation by it of the Contemplated Transactions.

(d) Non-contravention: Neither the execution and delivery of this Agreement or the DIP Loan Agreement, nor, subject to the Sale Order, the completion and performance of the Contemplated Transactions, or compliance by the Company with any of the provisions hereof or thereof, will (i) materially violate, materially conflict with, or result in a material breach of any provision of, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, or result in the termination of, or result in the loss of any benefit or creation of any material right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any material lien, encumbrance, adverse claim, charge, execution, security interest or pledge upon any of the material properties or assets of the Company or any Subsidiary under any of the terms, conditions or provisions of (A) the Charter Documents of the Company, the Bank or any other Subsidiary, or (B) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company, the Bank or any other Subsidiary is a party or by which it may be bound, or to which the Company, the Bank or any other Subsidiary or any of the properties or assets of the Company, the Bank or any other Subsidiary may be subject, or (ii) assuming the Purchaser Required Approvals are duly obtained, violate in any material respect any Legal Requirement or any judgment, ruling, order, writ, injunction or decree applicable to the Company, the Bank or any other Subsidiary or any of their respective properties or assets.

3.2 Capitalization of the Bank.

(a) Ownership: The authorized capital stock of the Bank consists of 500,000 shares of common stock, no par value (the “Common Stock”), of which 429,000 shares of Common Stock are outstanding. No other shares of capital stock of the Bank are issued or outstanding. All of the outstanding shares of Common Stock are directly and beneficially owned and held by the Company and have been duly authorized and validly issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof, have been issued in full compliance with all federal and state securities laws and other Legal Requirements, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and are free and clear of all Encumbrances.

(b) Outstanding Stock Rights: There are no (i) outstanding preemptive rights, subscriptions, options, calls, warrants or other rights of any kind or nature to acquire any securities of the Bank; (ii) outstanding securities, instruments or obligations that are or may become convertible into or exchangeable for any securities of the Bank; (iii) Contracts under which the Company or the Bank are or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of the Bank; (iv) shareholder agreements, voting trusts or other agreements, arrangements or understandings to which the Company or the Bank is a party or of which the Company is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of the Bank, or (v) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholder of the Bank may vote.

(c) Bank Subsidiaries. The Bank has one wholly-owned Subsidiary, AmericanWest Holdings, Inc. The Bank otherwise does not have any Subsidiaries nor own any equity interests in any other Person.

3.3 Business Operations.

(a) Permits: The Bank and its Subsidiary hold all Permits material to the Business, including without limitation all Permits required from the FDIC and the Washington DFI, to conduct a commercial banking business (each, a “Material Permit”). All of the Material Permits are validly issued, are in full force and effect and are being complied with by the Bank and its Subsidiary in all material respects. No notice of breach or default in respect of any Material Permit has been received by the Bank or its Subsidiary and there are no proceedings in progress, pending or threatened which would reasonably be expected to result in the cancellation, revocation, suspension or adverse alteration of any of them, and the Company is not aware of any existing matters or state of facts which is reasonably likely to give rise to any such notice or proceeding.

(b) Governmental Authorizations:

(i) Each Governmental Authorization that is held by the Bank or its Subsidiary or that otherwise relates to the Business is valid and in full force and effect.

(ii) The Bank and its Subsidiary are in compliance with all of the terms and requirements of each Governmental Authorization applicable to it that is material to the Business (a “Material Governmental Authorization”).

(iii) No event has occurred or circumstance exists that will (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a material violation of or a failure to comply with any term or requirement of any Material Governmental Authorization, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, or would otherwise impair in any way, any Material Governmental Authorization.

(iv) Neither the Company nor the Bank (nor its Subsidiary) has received any notice or other communication from any Governmental Authority regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Material Governmental Authorization or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of or modification to any Material Governmental Authorization.

(v) All applications required to have been filed for the renewal of the Material Governmental Authorizations have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Authority, except as has not had and would not reasonably be expected to have a Material Adverse Effect.

(vi) There is no authorization, license, approval, consent, order or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority or court that is required for the execution or delivery by the Company of this Agreement and the DIP Loan Agreement or the validity or enforceability of this Agreement or the DIP Loan Agreement against the Company, and, subject to the Sale Order and the receipt of the Purchaser Required Approvals, the completion or performance by the Company of any of the Contemplated Transactions.

(vii) The Bank and its Subsidiary are not subject to any cease-and-desist or other similar order or enforcement action issued by, nor is any of them a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any capital directive by, or adopted any board resolutions at the request of, any Governmental Authority (each item in this sentence, a “Regulatory Agreement”), nor has the Bank or its Subsidiary been notified since December 31, 2008 by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement. The Bank and its Subsidiary are in compliance in all material respects with each Regulatory Agreement to which either of them is a party or subject, and neither the Bank nor its Subsidiary has received any notice from any Governmental Authority indicating that the Bank or its Subsidiary is not in compliance in all material respects with any such Regulatory Agreement.

(viii) Except for normal examinations conducted by a Governmental Authority in the regular course of the Business, no Governmental Authority has initiated any Proceeding into the Business or operations of the Bank or its Subsidiary since December 31, 2008. There is no unresolved violation, criticism or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of the Bank or its Subsidiary. The most recent regulatory examination of the Bank and its Subsidiary was an FDIC visitation examination conducted by the FDIC, commenced on August 30, 2010 and ended on September 30, 2010. No report of examination has been received with respect to such examination. As of the date of this Agreement, no regulatory examination of the Bank or its Subsidiary is under way, and no other report of examination is pending.

3.4 Regulatory Reports.

(a) Company’s Reports.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, filings, registrations, submissions, statements, certifications, reports and documents required to be filed or furnished by it with any Governmental Authority, including any and all federal and state banking authorities, since December 31, 2008 (including any amendments thereto, the “Company’s Reports”). Each of the Company’s Reports, at the time of its filing or being furnished, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and any other applicable Legal Requirement applicable to the Company’s Reports. As of their respective dates (or, if amended, as of the date of such amendment), the Company’s Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) Section 3.4(a)(ii) of the Disclosure Schedule sets forth a draft of the Company’s Form 10-Q for the quarter ending September 30, 2010, which the Company intends to file pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended. Such draft Form 10-Q does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) Bank’s Reports. The Bank and its Subsidiary have duly filed with the FDIC, the Washington FDI and any other applicable Governmental Authorities, as the case may be, in correct form in all material respects the reports, returns and filing information data required to be filed under any applicable Legal Requirement, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable Legal Requirement. As of their respective dates (or, if amended, as of the date of such amendment), such reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

3.5 Deposits. All of the deposits held by the Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (i) all applicable policies, practices and procedures of the Bank, and (ii) all applicable Legal Requirements, including anti-money laundering, anti-terrorism, or embargoed persons requirements. All of the deposits held by the Bank are insured to the maximum limit set by the FDIC and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of the Company, threatened.

3.6 Financial Matters.

(a) Company’s Financial Statements. The Company has made available to the Purchaser the Audited Financial Statements and the Interim Financial Statements. The representation and warranty set forth in the immediately preceding sentence shall be deemed satisfied to the extent the Audited Financial Statements and the Interim Financial Statements are available on the SEC’s EDGAR system accessible at www.sec.gov. The Audited Financial Statements and the Interim Financial Statements (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to the Interim Financial Statements for the omission of footnotes and (iii) fairly present in all material respects the financial condition of the Company as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of the Company for the respective periods set forth therein, subject in the case of the Interim Financial Statements to year-end adjustments (none of which are reasonably expected to be material). The consolidated financial statements of the Company to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to unaudited financial statements for the omission of footnotes and (C) will fairly present in all material respects the financial condition of the Company as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of the Company for the respective periods set forth therein, subject in the case of unaudited financial statements to year-end adjustments (none of which would reasonably be expected to be material).

(b) Call Reports: The Company has previously delivered to the Purchaser true and complete copies of the Call Reports of the Bank for the periods ending December 31, 2009, March 31, 2010, June 30, 2010 and, in draft form, September 30, 2010. The financial statements contained in such Call Reports (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (iii) fairly present in all material respects the financial condition of the Bank as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material). The financial statements contained in the Call Reports of the Bank to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of the Bank as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material).

(c) Systems and Processes. The Bank and its Subsidiary have in place sufficient systems and processes that are customary for a community bank of the size of the Bank and that are designed to (x) provide reasonable assurances regarding the reliability of the Bank’s and its Subsidiary’s financial statements and (y) in a timely manner accumulate and communicate to the Bank’s and its Subsidiary’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Bank’s and its Subsidiary’s financial statements. Neither the Bank or its Subsidiary nor, to the Company’s Knowledge, any employee, auditor, accountant or representative of the Bank or its Subsidiary has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of the Bank’s or its Subsidiary’s financial statements. To the Company’s Knowledge, there has been no instance of fraud by the Bank or its Subsidiary, whether or not material, that occurred during any period covered by the Call Reports.

(d) Auditor Independence. During the periods covered by the Call Reports, the Company’s and the Bank’s external auditor was independent of the Company and the Bank and their management. As of the date hereof, the Company’s and the Bank’s external auditor has not resigned or been dismissed as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e) Books and Records: The Books and Records have been and are being maintained in the ordinary course of business in accordance and compliance with all applicable accounting requirements and Legal Requirements and are complete in all material respects to reflect corporate action by the Bank and its Subsidiary.

(f) Liabilities: The Bank and its Subsidiary have no material Liabilities of a nature required to be disclosed in a consolidated balance sheet of the Bank and the Subsidiary prepared in accordance with GAAP and regulatory accounting principles except:

(i) Liabilities disclosed on, reflected in or provided for in the Interim Financial Statements for the period ending September 30, 2010 or in the Bank’s Call Report for the period ended September 30, 2010;

(ii) Liabilities incurred in the Ordinary Course of Business since the Interim Financial Statements for the period ending September 30, 2010;

(iii) Liabilities disclosed in the Disclosure Schedule;

(iv) Liabilities arising from this Agreement, the DIP Loan Agreement and the Contemplated Transactions (including the incurrence of professional and other transactional fees);

(v) Liabilities arising from the Bankruptcy Case; and

(vi) Liabilities arising under Permitted Liens.

3.7 Tax Matters.

(a) Each of the Bank and its Subsidiary (or the Company on behalf of the Bank or its Subsidiary) has filed all federal income Tax Returns and all other material Tax Returns required to be filed by it. All such Tax Returns were true, correct and complete in all material respects and accurately reflected in all material respects the taxable income (or other measure of Tax) of the Bank and its Subsidiary.

(b) Each of the Company, the Bank and its Subsidiary (or the Company on behalf of the Bank or its Subsidiary) has paid all material Taxes required to be paid by the Bank, its Subsidiary or the consolidated, combined, affiliated, unitary or other tax group including the Company, the Bank and its Subsidiary whether or not shown on any Tax Return. The Bank and its Subsidiary have established reserves in accordance with GAAP that are adequate for the payment of all Taxes not yet due and payable with respect to the assets and operations of the Bank and its Subsidiary.

(c) Each of the Bank and its Subsidiary (or the Company on behalf of the Bank or its Subsidiary) has withheld and paid to the appropriate taxing authority all material Taxes required to be withheld and paid, including in connection with any amounts owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 and any other forms required with respect thereto have been properly completed and timely filed.

(d) None of the Company, the Bank or its Subsidiary has received from any taxing authority written notice of, and, to the Knowledge of the Company, there is not threatened, any audit, claim, action, suit, request for information, ruling, determination, investigation or administrative or judicial proceeding that is pending or being conducted with respect to Taxes of the Bank or its Subsidiary. None of the Company, the Bank or its Subsidiary has received from any taxing authority (including in jurisdictions in which the Bank or its Subsidiary has not filed Tax Returns) written notice of, and, to the Knowledge of the Company, there is not threatened, any proposed assessment, adjustment or deficiency for any amount of Taxes proposed, asserted, or assessed against the Bank or its Subsidiary.

(e) Neither the Bank nor its Subsidiary is a party to or bound by any Tax sharing, allocation or indemnification agreement or similar agreement or arrangement other than the Tax Sharing Agreement, dated as of January 22, 2010, by and between the Company and the Bank (the “Tax Sharing Agreement”).

(f) Neither the Bank nor its Subsidiary has, in the past seven years or, to the Knowledge of the Company, prior years, constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(g) Neither the Bank nor its Subsidiary will be required, for income Tax purposes for any taxable period ending after the Closing Date, to include in its taxable income any item of income or gain or to exclude from its taxable income any item of deduction or loss as a result of any (i) change in method of accounting under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign law) for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition occurring on or prior to the Closing Date (except as set forth in Section 3.7(g) of the Disclosure Schedule), or (iv) prepaid amount received on or prior to the Closing Date.

(h) There are no liens or encumbrances for Taxes on any of the assets of the Bank or its Subsidiary other than liens or encumbrances for Taxes not yet due and payable.

(i) No written claim has been received in the last six years by the Company, the Bank or its Subsidiary from a taxing authority in a jurisdiction where the Bank or its Subsidiary does not file Tax Returns that the Bank or its Subsidiary is or may be subject to taxation by that jurisdiction or should have been included in a combined, consolidated, affiliated, unitary or other group Tax Return of that jurisdiction.

(j) Neither the Bank nor its Subsidiary has engaged in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

3.8 Litigation and Claims. There are no current, pending or, to the Knowledge of the Company, threatened material Proceedings. There is no material injunction, order, judgment, decree or regulatory restriction imposed upon the Bank or its Subsidiary or the assets of the Bank or its Subsidiary.

3.9 Employee Benefit Plans; Labor.

(a) Section 3.9(a) of the Disclosure Schedule sets forth a complete and correct list of each Benefit Arrangement. The Company has made available to the Purchaser correct and complete copies of (i) each Benefit Arrangement (or, in the case of any such Benefit Arrangement that is unwritten, descriptions thereof), (ii) the most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Arrangement (if any such report was required), (iii) the most recent summary plan description for each Benefit Arrangement for which such summary plan description is required and (iv) each trust agreement and insurance or group annuity contract relating to any Benefit Arrangement.

(b) Each Benefit Arrangement that is intended to be tax qualified under Section 401(a) of the Code (each, a “Qualified Plan”) and each trust established in connection with any Qualified Plan which is intended to be tax exempt under Section 501(a) of the Code is tax qualified or tax exempt, as applicable, and the Bank has received a determination letter or an opinion letter from the Internal Revenue Service upon which it may rely regarding each such Qualified Plan’s qualified status under the Code, and (ii) to the Company’s Knowledge, no event has occurred since the date of the most recent determination letter or application relating to any such Qualified Plan that would adversely affect the qualification of such Qualified Plan. The Company has made available to the Purchaser a correct and complete copy of the most recent determination letter or opinion letter received with respect to each Qualified Plan, as well as a correct and complete copy of each pending application for a determination letter, if any.

(c) Each Benefit Arrangement has been administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, all other Legal Requirements and the terms of all applicable collective bargaining agreements (if any). To the Company’s Knowledge, there are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Benefit Arrangements) or Proceedings against or involving any Benefit Arrangement.

(d) No Qualified Plan is subject to Title IV of ERISA or Section 412 of the Code. No direct, contingent or secondary liability to any Person has been incurred or could reasonably be expected to be incurred by the Bank or its ERISA Affiliates under Title IV of ERISA. Neither the Bank nor any of its ERISA Affiliates have, within the preceding six years, withdrawn in a complete or partial withdrawal from any multiemployer plan (as defined in section 3(37) of ERISA) or incurred any liability under section 4204 of ERISA that has not been satisfied in full.

(e) The Bank and its Subsidiary have no obligation to provide medical, dental or life insurance benefits (whether or not insured) to any employees or former employees of the Bank or its Subsidiary after retirement or other termination of service (other than (i) coverage mandated by Legal Requirements and (ii) benefits, the full direct cost of which is borne by the employee or former employee (or beneficiary thereof)).

(f) There are no collective bargaining agreements binding on the Bank or its Subsidiary; none of the employees of the Bank or its Subsidiary is represented by a labor union, and, to the Knowledge of the Company, there is no, and since December 31, 2008, has been no, (i) organizational effort made or threatened by or on behalf of any labor organization or trade union to organize any employees of the Bank or its Subsidiary, and (ii) no demand for recognition of any employees of the Bank or its Subsidiary has been made by or on behalf of any labor organization or trade unions.

(g) There are no strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of the Company, contemplated or threatened against or involving the Bank or its Subsidiary.

(h) There are no Proceedings pending or, to the Knowledge of the Company, threatened against or affecting the Bank or its Subsidiary, relating to the alleged material violation of any applicable Legal Requirement pertaining to labor relations or employment matters.

3.10 Properties and Leases. The Bank (a) has good, valid and marketable title to all the properties and assets reflected in the latest audited balance sheet included in the Audited Financial Statements as being owned by the Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the Ordinary Course) (the “Owned Properties”), free and clear from encumbrances that would affect the value thereof or interfere with the use made or to be made thereof by the Bank or its Subsidiary in any material respect, (b) is the lessee of all leasehold estates reflected in the latest audited balance sheet included in the Audited Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear from encumbrances that would affect the value thereof or interfere with the use made or to be made thereof by the Bank or its Subsidiary in any material respect, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of the Company, the lessor, and (c) owns or leases all properties and assets as are used by the Bank or its Subsidiary in the Business or otherwise necessary to their respective operations as now conducted. Section 3.10 of the Disclosure Schedule contains a true and complete list of all Real Property as of the date of this Agreement. The Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Real Property are in good operating condition and in a state of good working order, ordinary wear and tear excepted. There are no pending or, to the Knowledge of the Company, threatened material condemnation proceedings against the Real Property. The Bank and its Subsidiary are in compliance with all applicable health and safety related requirements for the Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

3.11 Absence of Certain Changes. Since December 31, 2009 until the date hereof, except as disclosed (i) in the Company’s Reports filed with the SEC after December 31, 2009, (ii) in the draft of the Company’s Form 10-Q referred in Section 3.4(a)(ii) (other, than with respect to clauses (i) and (ii), any disclosures therein under the caption “Risk Factors” and any other disclosure therein of risks that are forward looking or predictive in nature), (iii) in the Interim Financial Statements, (iv) in the Company’s Call Reports for the three months ended March 31, 2010, June 30, 2010, and September 30, 2010 and (v) in the Disclosure Schedule, the Bank and its Subsidiary have conducted the Business in the Ordinary Course in all material respects and have not changed any accounting methods, principles or practices affecting their respective assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy (other than as may be required by GAAP or applicable accounting requirements of a Governmental Authority). Since September 30, 2010, (a) the Bank has not had, and no fact, effect, event, change, occurrence or circumstance has occurred that would reasonably be expected to have, a Material Adverse Effect, and (b) no material default (or event which, with notice or lapse of time, or both, would constitute a material default) exists on the part of the Bank or its Subsidiary or, to the Knowledge of the Company, on the part of any other party, in the due performance and observance of any term, covenant or condition of any Contract to which the Bank or its Subsidiary is a party and which is, individually or in the aggregate, material to the financial condition of the Bank and its Subsidiary.

3.12 Commitments and Contracts.

(a) The Company has provided or otherwise made available (by hard copy, electronic data room or otherwise) to Purchaser or its representatives true, correct and complete copies of each of the following to which the Bank or its Subsidiary is a party or subject or which otherwise relates to the Business (whether written or oral, express or implied) (each, a “Bank Significant Agreement”):

(i) any Contract which is or would constitute a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K to be performed in whole or in part after the date of this Agreement;

(ii) any Contract with respect to the employment or service of any current directors, officers, employees or consultants of the Bank or its Subsidiary and of any former director or officer of the Bank or its Subsidiary whose service as such terminated after December 31, 2008, other than the Bank’s standard form at-will offer letter;

(iii) any Contract which limits the freedom of the Bank or its Subsidiary to compete in any material line of business;

(iv) any Contract which grants any person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Bank or its Subsidiary;

(v) the Tax Sharing Agreement;

(vi) any indenture, deed of trust, loan agreement or other financing agreement or instrument to which the Bank or its Subsidiary is the obligor; and

(vii) any contract relating to the acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise), which acquisition or disposition is not yet complete or where such contract contains continuing material obligations, including continuing material indemnity obligations, of the Bank or its Subsidiary.

(b)(i) Each of the Bank Significant Agreements has been duly and validly authorized, executed and delivered by the Bank or its Subsidiary and is binding on the Bank or its Subsidiary, as applicable, and in full force and effect; (ii) the Bank and its Subsidiary are in all material respects in compliance with and have in all material respects performed all obligations required to be performed by any of them to date under each Bank Significant Agreement; (iii) the Bank and its Subsidiary have not received notice of any material violation or default (or any condition which with the passage of time or the giving of notice would cause such a violation or default) by any party under any Bank Significant Agreement; and (iv) no other party to any Bank Significant Agreement is, to the Knowledge of the Company, in default in any respect thereunder, except to the extent the filing of the Bankruptcy Case constitutes a default of any such agreement.

3.13 Risk Management Instruments. Section 3.13 of the Disclosure Schedule sets forth all derivative instruments of the Bank and its Subsidiary, including swaps, caps, floors and option agreements, whether entered into for the Bank’s or its Subsidiary’s own account or for the account of a customer of the Bank. All such derivative instruments were entered into (a) only in the Ordinary Course of Business and consistent with past practice, (b) in accordance with all applicable laws, rules, regulations and regulatory policies and (c) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of the Bank or its Subsidiary and is enforceable against the Bank or its Subsidiary, as applicable, and, to the Knowledge of the Company, the other parties thereto (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles) in accordance with its terms. Neither the Bank or its Subsidiary nor any other party thereto, is in breach of any of its material obligations under any such agreement or arrangement.

3.14 Environmental Matters.

(a) The Bank and its Subsidiary are in compliance in all material respects with all Environmental Laws. None of the Bank, the Bank’s Subsidiary nor the Company has received any communication from any Person that alleges that the Bank or its Subsidiary is not in compliance with any Environmental Laws and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with such compliance in the future.

(b) There is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Bank or its Subsidiary or against any person or entity whose liability for any Environmental Claim the Bank or its Subsidiary has retained or assumed by contract or by operation of law.

(c) The Company has provided to Purchaser all assessments, reports, data, results of investigations or audits, and other information that is in the possession of or reasonably available to the Company or the Bank or its Subsidiary regarding environmental matters pertaining to or the environmental condition of any properties owned or operated by the Bank or its Subsidiary, including but not limited to corporate offices or branch locations, or the compliance (or noncompliance) by the Bank or its Subsidiary under any Environmental Laws.

(d) Neither the Bank nor its Subsidiary is required by any Environmental Law or by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the effectiveness of any transactions contemplated hereby, (i) to perform a site assessment for Materials of Environmental Concern, (ii) to remove or remediate Materials of Environmental Concern, (iii) to give notice to or receive approval from any Governmental Authority regarding environmental matters, other than a supervising bankruptcy court with jurisdiction over the pending transaction, or (iv) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

3.15 Insurance. The Bank and its Subsidiary maintain insurance underwritten by insurers of recognized financial responsibility, of the types and in the amounts that the Bank and its Subsidiary reasonably believe are adequate for its business, including, but not limited to, insurance covering all real and personal property owned or leased by the Bank or its Subsidiary against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, with such deductibles as are customary for companies in the same or similar business, all of which insurance is in full force and effect.

3.16 Intellectual Property. The Bank and its Subsidiary own or are licensed to use or otherwise possess legally enforceable rights to use all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets, applications and other unpatented or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (collectively, “Proprietary Rights”) used in the conduct of the Business as currently conducted. The Bank and its Subsidiary have the right to use all material Proprietary Rights owned by the Bank and used in the conduct of the Business as currently conducted without infringing the Proprietary Rights of any third party. To the Company’s Knowledge, the Bank has the right to use all material Proprietary Rights licensed to the Bank and used in the conduct of the Business as currently conducted without infringing the Proprietary Rights of any third party or violating the terms of any licensing or other agreement to which the Bank is a party. To the Company’s Knowledge, no person is infringing upon any of the Proprietary Rights of the Bank, except where the infringement of or lack of a right to use such Proprietary Rights would not have any material impact on the Bank. No charges, claims or litigation have been asserted or, to the Company’s Knowledge, threatened against the Bank contesting the right of the Bank to use, or the validity of, any of the Proprietary Rights used in the conduct of Business as currently conducted or challenging or questioning the validity or effectiveness of any license or agreement pertaining thereto or asserting the misuse thereof, and, to the Company’s Knowledge, no valid basis exists for the assertion of any such charge, claim or litigation. All licenses and other agreements to which the Bank is a party relating to Proprietary Rights are in full force and effect and constitute valid, binding and enforceable obligations of the Bank, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, as the case may be, and there have not been and there currently are not any defaults (or any event which, with notice or lapse of time, or both, would constitute a default) by the Bank under any license or other agreement affecting Proprietary Rights used in the conduct of the Business as currently conducted, except for defaults, if any, which would not have any material impact on the Bank or would arise from the filing of the Bankruptcy Case. The validity, continuation and effectiveness of all licenses and other agreements relating to the Proprietary Rights used in the conduct of Business as currently conducted and the current terms thereof will not be affected by the transactions contemplated by this Agreement.

3.17 Related Party Transactions.

(a) Except as part of the normal and customary terms of an individual’s employment or service as a director, neither the Bank nor its Subsidiary is party to any extension of credit (as debtor, creditor, guarantor or otherwise), Contract for goods or services, lease or other agreement with any (i) Affiliate of the Company or the Bank, (ii) insider (or related interest of an insider) of the Company or the Bank (or its Subsidiary), (iii) stockholder owning 5% or more of the outstanding Common Stock of the Company or related interest of such a stockholder, or (iv) to the Knowledge of the Company, and other than credit and consumer banking transactions in the Ordinary Course of Business, employee of the Company or the Bank (or its Subsidiary) who is not an executive officer. For purposes of the preceding sentence, the term “affiliate” shall have the meaning assigned in the Federal Reserve Board’s Regulation W, as amended, and the terms “insider,” “related interest,” and “executive officer” shall have the meanings assigned in the Federal Reserve Board’s Regulation O, as amended.

(b) The Bank and its Subsidiary is in material compliance with Sections 23A and 23B of the Federal Reserve Act, its implementing regulations, and the Federal Reserve Board’s Regulation O.

3.18 Brokers or Finders. Except for the Broker’s Fees disclosed in Section 3.18 of the Disclosure Schedule, neither the Company nor the Bank nor its Subsidiary, nor any of their representatives, have incurred any Liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the Contemplated Transactions.

3.19 Disclaimer of Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 3, THE COMPANY MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE SHARES OR THE OTHER PURCHASED ASSETS AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. THE PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT TO THE EXTENT SPECIFICALLY SET FORTH IN THIS ARTICLE 3, THE PURCHASER IS PURCHASING THE SHARES AND THE OTHER PURCHASED ASSETS ON AN “AS-IS, WHERE-IS” BASIS.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser and SKBHC, jointly and severally, hereby make the following representations and warranties to the Purchaser as of the date hereof and as of the Closing Date.

4.1 Corporate Status and Authority; Non-contravention.

(a) Status of the Purchaser: The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power to own its property and conduct its business in the manner in which such business is now being conducted and has full power and capacity to enter into this Agreement and the DIP Loan Agreement, carry out the Contemplated Transactions to which it is a party, and duly observe and perform all its obligations contained in this Agreement and the DIP Loan Agreement.

(b) Status of SKBHC: SKBHC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the organizational power to own its property and conduct its business in the manner in which such business is now being conducted and has full power and capacity to enter into this Agreement, carry out the Contemplated Transactions to which it is a party, and duly observe and perform all its obligations contained in this Agreement. As of the date hereof, SKBHC has two wholly-owned Subsidiaries, the Purchaser and SKBHC Acquisition, Inc.

(c) Approval of the Starbuck Transaction: As of the date hereof, the Federal Reserve Board and any other applicable Governmental Authorities have approved the Starbuck Transaction and, on the date of receiving such approval or approvals, no Person, other than SKBHC, has been deemed to “control” SKBHC or SKBHC Acquisition, Inc. for purposes of the BHCA.

(d) Due Authorization: The execution and delivery of this Agreement and the DIP Loan Agreement and all documents, instruments and agreements required to be executed and delivered by SKBHC or the Purchaser pursuant to this Agreement or the DIP Loan Agreement, as applicable, and the completion and performance of the transactions and obligations contemplated by or contained in this Agreement and the DIP Loan Agreement, have been duly authorized by all necessary organizational or corporate action on the part of SKBHC and the Purchaser, as applicable, and this Agreement and the DIP Loan Agreement have been duly executed and delivered by SKBHC and the Purchaser and constitute a legal, valid and binding obligation of SKBHC and the Purchaser, and, subject to the approval of the Bankruptcy Court, are enforceable in accordance with their respective terms.

(e) Non-contravention: Neither the execution and delivery of this Agreement nor the completion and performance of the Contemplated Transactions will (i) contravene any of the provisions of the Charter Documents of SKBHC or the Purchaser, or (ii) result in a material breach of or material default under, or contravene, any material indenture, contract, agreement or instrument to which SKBHC or the Purchaser is a party or by which SKBHC or the Purchaser is bound.

4.2 Governmental Authorizations. Except for the filing of applications and notices with, and the receipt of consents, authorizations, approvals, exemptions or nonobjections from, as applicable, the Governmental Authorities set forth on Schedule 4.2 (the “Purchaser Required Approvals”), no consents, or approvals of or filings or registrations with any Governmental Authority are necessary on the part of the Purchaser or its Affiliates in connection with the execution and delivery by the Purchaser of this Agreement and the consummation by the Purchaser of the Contemplated Transactions. As of the date of this Agreement, the Purchaser knows of no reason why any of the Purchaser Required Approvals will not be obtained or that any of the Purchaser Required Approvals will not be granted without imposition of a Burdensome Condition.

4.3 Starbuck Transaction. As of the date hereof, SKBHC has received all consents, authorization, approvals, exemptions or nonobjections, as applicable, from all Governmental Authorities necessary for it to consummate the Starbuck Transaction, and true and complete copies of the foregoing have been provided to the Company. Notwithstanding the foregoing, the Purchaser and SKBHC are required to wait until November 10, 2010, the expiration date of all applicable waiting periods relating to the Starbuck Transaction, to consummate the Starbuck Transaction. SKBHC has previously provided to the Company a complete and accurate extract of the conditions to closing of the Starbuck Transaction under the Starbuck Agreement. As of the date of this Agreement, the Purchaser knows of no reason why any of such conditions to SKBHC, on the one hand, or Starbuck, on the other hand, consummating the Starbuck Transaction will not be, or have not been, satisfied.

4.4 Investment Intent. The Purchaser is acquiring the Shares for its own account and not with the view toward distribution within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, other than in compliance with all applicable Legal Requirements, including United States federal securities laws.

4.5 Sufficient Funds.

(a) As of the date hereof, the Purchaser has in hand sufficient funds to pay amounts needed to fund the Working Capital Loan as required by the DIP Loan Agreement.

(b) SKBHC has entered into Commitment Agreements (the “SKBHC Commitment Agreements”), pursuant to which each investor who is a party thereto has committed, subject to the terms thereof, the SKBHC LLC Agreement and the closing of the Starbuck Transaction, to invest in SKBHC the cash amounts set forth therein, which represent in the aggregate not less than Seven Hundred and Fifty Million Dollars ($750,000,000). SKBHC has provided to the Company a complete and accurate extract of the conditions precedent for the investors to invest in SKBHC contained in the SKBHC Commitment Agreements and the SKBHC LLC Agreement. The SKBHC Commitment Agreements are in full force and effect and, as of the closing of the Starbuck Transaction, constitute legal, valid and binding obligations of SKBHC and, to the knowledge of SKBHC, the other parties thereto. Upon the consummation of the Starbuck Transaction, SKBHC shall have agreed to contribute (or cause to be contributed) to the Purchaser sufficient funds to pay the Cash Purchase Price and make the Equity Contribution as of the Closing Date.

(c) As of the Closing Date, the Purchaser shall have in hand (or in an escrow funded by Purchaser) sufficient funds to pay the Cash Purchase Price and effect the Equity Contribution.

4.6 Non-reliance. The Purchaser acknowledges and agrees that in entering into this Agreement it has not relied and is not relying on any representations, warranties or other statements whatsoever, whether written or oral (from or by the Bank, the Company or any Person acting on their behalf) other than those expressly set out in this Agreement (or other related documents referred to herein) and that it will not have any right or remedy rising out of any representation, warranty or other statement not expressly set out in this Agreement.

4.7 Stalking-Horse Bidder Fee. The Stalking-Horse Bidder Fee represents actual out-of-pocket costs for due diligence of the Bank and for professional and other related fees and expenses incurred by or on behalf of SKBHC in the preparation of its offer to acquire and recapitalize the Bank and the negotiation and drafting of documents related to the Contemplated Transactions.

ARTICLE 5

PRE-CLOSING MATTERS AND OTHER COVENANTS

5.1 Operations until Closing. Except as expressly otherwise provided in this Agreement or as may be otherwise required by any Governmental Authority having jurisdiction of the Bank or the Company, or by the Bankruptcy Court or the Bankruptcy Code, unless otherwise agreed or consented to in writing by the Purchaser, which agreement or consent shall not be unreasonably withheld or delayed, from the date of this Agreement to the Closing:

(a) Conduct of Business. The Company shall cause the Bank and its Subsidiary to: (i) subject to the provisions of the Bankruptcy Code and the supervision of the Bankruptcy court, carry on and conduct the Business in all material respects in the Ordinary Course consistent with past practice; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships with, but not limited to, customers, suppliers and employees, and retain the services of its key officers and key employees; (iii) take no action that is intended to or would reasonably be expect to adversely affect or materially delay the ability of the Company, the Bank or the Purchaser to obtain any necessary approvals of any Governmental Authority required for the Contemplated Transactions or to perform its covenants and agreements under the Agreement or to consummate the Contemplated Transactions; (iv) maintain its Books and Records in the usual, regular and ordinary manner; and (v) provide to the Purchaser and its employees, representatives and agents, reasonable access during normal business hours to the Bank’s personnel and its facilities and properties, to the Books and Records, and to all, or true copies of all, title documents, indentures, Contracts, Encumbrances, instruments, leases and other documents relating to the Business, and furnish them with all such information relating to the Business as the Purchaser from time to time reasonably requests; provided that (A) all such materials shall be made available to the Purchaser and its employees, representatives and agents at the premises of the Bank and may not be removed therefrom without consent, and (B) in exercising such access rights, the Purchaser and its employees, representatives and agents shall not unduly disturb or interfere with the activities of the Company, the Bank or the Bank’s customers.

(b) Bank Forbearances. The Company shall cause the Bank and its Subsidiary not to: (i) enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management, and other banking and operating policies, except as required by any applicable Legal Requirement or policies imposed by any Governmental Authority; (ii) make any capital expenditures in excess of One Hundred Thousand Dollars ($100,000) individually or Two Hundred and Fifty Thousand Dollars ($250,000) in the aggregate, other than as required pursuant to Contracts already entered into; (iii) terminate, enter into, amend, modify or renew any Benefit Arrangement, Bank Significant Agreement or Permit, other than in the Ordinary Course of Business, or amend or modify any Tax Sharing Agreements or any Contracts with the Broker; (iv) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of the Bank’s or its Subsidiary’s stock or any additional options or other rights, grants or awards with respect to the Bank’s or its Subsidiary’s stock; (v) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock; (vi) sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, businesses or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the Ordinary Course of Business consistent with past practice and in a transaction that individually or taken together with all other such transactions is not material to the Bank; (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of, any other Person, provided that the Bank may continue to borrow money from the Federal Home Loan Bank System, the Federal Reserve or any other Governmental Authority in a manner consistent with past practice; (viii) make, renew or amend any extension of credit, individually or in the aggregate with other extensions of credit to the same relationship, in excess of One Million Dollars ($1,000,000); provided that the Bank may make, renew or amend any extension of credit in the Ordinary Course of Business and consistent with past practice if, with respect to a pre-existing relationship with a borrower, (A) there has been no material adverse change in the relationship with such borrower, or (B) there has been such a material adverse change but the Bank is attempting to mitigate loss with respect to the borrower in the Ordinary Course of Business and consistent with past practice; (ix) enter into, renew or amend any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of it or for the account of a customer of it, except in the Ordinary Course of Business and consistent with past practice; (x) acquire (other than by way of foreclosures, acquisitions of control in a fiduciary or similar capacity, acquisitions of loans or participation interests, or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business and consistent with past practice) all or any portion of the assets, business, deposits or properties of any other Person; (xi) merge or consolidate with or into any legal entity, dissolve, liquidate, or otherwise terminate its existence; (xii) file any application to establish, or to relocate or terminate the operations of, any banking office; (xiii) amend its Charter Documents or similar organizational documents or otherwise add, amend or modify in any respect the duties or obligations of indemnification by the Bank or its Subsidiary with respect to any of their respective directors, officers, employees, agents or other Persons; (xiv) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a Governmental Authority; (xv) make, change or revoke any Tax election, file any amended Tax Return (unless to correct an error with the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed), enter into any closing agreement, settle any Tax audit, claim or assessment, surrender or reduce any right to claim a refund of Taxes (provided, however, that the Company shall file claims for refunds of Taxes for Idaho and Utah for the 2009 and 2010 tax years to the extent permitted by applicable law), agree to extend any statute of limitations relating to Taxes, fail to duly and timely file with appropriate taxing authorities all Tax Returns required to be filed by or with respect to the Bank or its Subsidiary or fail to remit any Taxes due, whether or not shown on any Tax Return; (xvi) without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed, settle any action, suit, claim or proceeding against the Bank or its Subsidiary, except for any action, suit, claim or proceeding arising out of or in connection with this Agreement or the Contemplated Transactions or for any other action, suit, claim or proceeding that is settled in a manner consistent with past practice in an amount or for consideration not in excess of Two Hundred and Fifty Thousand Dollars ($250,000) that would not (A) impose any material restriction on the Business after the Closing, SKBHC, the Purchaser or their respective Affiliates or (B) create precedent for claims that are reasonably likely to be material to the Bank or, after the Closing, to SKBHC, the Purchaser or their respective Affiliates; (xvii) other than in the Ordinary Course of Business and consistent with past practice, terminate, enter into, amend, modify (including by way of interpretation) or renew any employment, consulting, severance, change in control or similar contract, agreement or arrangement with any director, officer, employee or consultant, or grant any salary or wage increase or increase any employee benefit, including incentive or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action), except to make changes that are required by any applicable Legal Requirements; (xviii) terminate, enter into, establish, adopt, amend, modify (including by way of interpretation), make new grants or awards under or renew any Benefit Arrangement, except (A) as required by applicable Legal Requirements, or (B) to satisfy contractual obligations existing as of the date hereof described in Section 5.1(b) of the Disclosure Schedule; (xix) (A) grant, extend, amend (except as required in the diligent prosecution of the Proprietary Rights owned (beneficially, and of record where applicable) by or developed for the Bank), waive, or modify any material rights in or to, sell, assign, lease, transfer, license, let lapse, abandon, cancel, or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any Proprietary Rights, or (B) fail to exercise a right of renewal or extension under any material agreement under which the Bank is licensed or otherwise permitted by a third party to use any Proprietary Rights (other than “shrink wrap” or “click through” licenses), unless the Company obtains a substantially similar license or right to use such Proprietary Rights on terms as favorable as the terms under the existing agreement; (xx) participate in any program sponsored or administered by any Governmental Authority, which program is not part of the usual and customary banking business of the Bank; (xxi) engage in (or modify in a manner adverse to the Bank) any transactions with any Person known to be a shareholder of the Company or any director or officer of the Company or the Bank (or any Affiliate of any such person), other than deposit relationships in the Ordinary Course of Business consistent with past practice and extensions of credit which are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with the Company or the Bank and did not involve more than the normal risk of collectability or present other unfavorable features; (xxii) notwithstanding any other provision hereof, knowingly take, or knowingly omit to take, any action that would result in any of the conditions set forth in Section 6 not being satisfied, or any action that would result in any of the representations and warranties of the Company in this Agreement becoming untrue or prevent the Company from performing its obligations under this Agreement or consummating the Closing; or (xxiii) enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

5.2 Confidentiality. Each party acknowledges that any information, materials and documentation it receives or observes pursuant to or as contemplated by the Contemplated Transactions, either before or after execution of this Agreement, is confidential; provided, however, that the foregoing shall not include information which (a) is or becomes available to the public other than as a result of a disclosure by the recipient party, (b) was known to the recipient party or in its possession prior to its disclosure to the recipient party, (c) becomes available to the recipient party from a source other than the disclosing party, provided that such source is not known by the recipient party to be bound by a confidentiality agreement with the disclosing party and is not otherwise prohibited from transmitting the information to the recipient party by a contractual, legal or fiduciary obligation, or (d) is or was developed independently by the recipient party without reference to confidential information provided by the disclosing party. Each party shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent the Purchaser from disclosing or making available to its and its Affiliates’ respective directors, officers, employees, members, partners, agents, representatives or advisors (including, without limitation, attorneys, accountants, insurers, rating agencies, consultants, bankers and financial advisors), any such information, materials and documentation on a confidential basis for the purpose of carrying out the Contemplated Transactions, or to the extent required by a Legal Requirement.

5.3 Return of Information. If the Contemplated Transactions pursuant to this Agreement are not completed, each party shall, upon the written request of the other party, return to the other party or destroy (such destruction to be confirmed in writing to the other party upon written request) all materials, documentation, data, records and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) relating to the Purchaser or its Affiliates or to the Company, the Bank, the Shares or the Business which is confidential and which is in the possession of such party and maintain the confidentiality of all information or knowledge obtained from the other party, and not use any such information or knowledge for any purpose whatsoever; provided that a party may maintain such information to the extent required by applicable Legal Requirements or such party’s established document retention policies (including any requirement to retain e-mail on an automated e-mail archival system) or relating to the safeguarding or backup storage of electronic data or in connection with a legal dispute with the other party.

5.4 Consents and Approvals.

(a) Purchaser Required Approvals: SKBHC agrees to use commercially reasonable best efforts to consummate the Starbuck Transaction as promptly as practicable following the date hereof. The Purchaser agrees to use commercially reasonable best efforts to obtain all Purchaser Required Approvals, and to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under any applicable Legal Requirement to consummate the Contemplated Transactions. For the avoidance of doubt, none of the foregoing obligations shall require SKBHC, the Purchaser or any of their respective Affiliates to take any action that would result in the imposition of a Burdensome Condition.

(b) Preparation of Applications: As promptly as practicable following the execution and delivery of this Agreement but in no event later than ten Business Days thereafter, the Purchaser, with the cooperation of the Company, shall cause to be published all required notices and prepare all necessary documentation and effect all necessary filings in order to obtain the Purchaser Required Approvals. The Purchaser and the Company will cooperate with each other and will each furnish the other and the other’s counsel with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of the Purchaser, the Company or their respective Subsidiaries to any Governmental Authority in connection with the Contemplated Transactions. The Purchaser and the Company shall have the right to review and approve in advance all characterizations of the information relating to them and any of their respective Subsidiaries which appear in any filing made, or written materials submitted, in connection with the transactions contemplated by this Agreement with any Governmental Authority. Notwithstanding anything herein to the contrary, the Purchaser shall not be required to furnish the Company with any (i) personal biographical or financial information of any of the directors, officers, employees, managers or partners of SKBHC, the Purchaser or any of their respective Affiliates or (ii) proprietary and non-public information related to the organizational terms of, or investors in, SKBHC, the Purchaser or any of their respective Affiliates. In addition, nothing herein shall require SKBHC, the Purchaser or any of their respective Affiliates to take any action that would result in the imposition of a Burdensome Condition.

(c) Control of SKBHC and SKBHC Acquisition, Inc.: SKBHC shall not take any action which (i) would cause any Person, other than SKBHC, to “control” SKBHC or SKBHC Acquisition, Inc. for purposes of the BHCA or (ii) make any changes to the organization, structure or governance of SKBHC other than as contemplated in the application (and accompanying commitments, if any) to the Federal Reserve Board for approval of the Starbuck Transaction.

(d) Submission of Applications for Purchaser Required Approvals: The Purchaser and the Company shall use their commercially reasonable best efforts to:

(i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry relating to the Purchaser Required Approvals, including but not limited to the Purchaser, the Company and their respective Subsidiaries cooperating and using commercially reasonable best efforts to make, on a timely basis, all registrations, filings and applications with, give all notices to, and obtain any approvals, orders, qualifications and waivers from a Governmental Authority necessary for the consummation of the transactions contemplated hereby; provided, however, that neither the Company or any of its Affiliates nor the Purchaser or any of its Affiliates shall be required to commence or be a plaintiff in any litigation in connection with any such registration, filing, application, notice, approval, order, qualification or waiver or take any action that would result in the imposition of a Burdensome Condition;

(ii) subject to any Legal Requirement, permit each other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written communication (or other correspondence or memoranda) between any such party and any Governmental Authority relating to the other party; and

(iii) promptly inform each other of and supply to each other any written communication (or other correspondence or memoranda) received by them from any Governmental Authority, in each case regarding any of the Contemplated Transactions.

(e) Access and Investigation: Without in any way limiting anything else contained in this Agreement, the Company shall, in connection with the procurement of any and all Purchaser Required Approvals, permit Purchaser and its representatives reasonable access to the properties and personnel of the Company and its Subsidiaries, and shall disclose and make available to Purchaser and its representatives all books, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of the Company and its Subsidiaries, including, without limitation, all books of account (including the general ledger), tax records, minute books of meetings of boards of directors (and any committees thereof) and stockholders, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority (except for any confidential portions thereof), accountants’ work papers, litigation files, loan files, plans affecting employees and any other business activities or prospects; provided, that such access shall be reasonably related to the procurement of the Purchaser Required Approvals hereunder and, in the reasonable opinion of the Company, not unduly interfere with normal operations or violate any Legal Requirement. Without in any way limiting anything else contained in this Agreement, the Company and the Bank shall make their respective directors, officers, employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with the other party and their representatives; provided, that such access shall be reasonably related to the procurement of the Purchaser Required Approvals hereunder and shall not unduly interfere with normal operations.

5.5 Indemnification; D&O Insurance.

(a) The Purchaser shall not adversely affect or diminish any of the Bank’s duties and obligations of indemnification existing immediately prior to the Closing Date in favor of the individuals who are entitled to indemnification by virtue of the Charter Documents of the Bank in effect as of the date hereof or arising by operation of any Legal Requirement (the “Indemnified Parties”). Such duties and obligations shall continue in full force and effect for so long as they would (but for the Contemplated Transactions) otherwise survive and continue in full force and effect. All provisions for indemnification and limitation of liability now existing in favor of the Indemnified Parties as provided by any Legal Requirement or in the Charter Documents of the Bank in effect as of the date hereof shall survive closing of the Contemplated

Transactions for a period of six years and shall continue in full force and effect with respect to acts or omissions occurring prior to the Closing Date which were committed by such Indemnified Parties in their capacity as officers, directors or employees of the Bank for a period of six years thereafter or, in the case of matters occurring prior to the Closing Date which have not been resolved prior to the sixth anniversary of the Closing Date, until such matters are finally resolved. For a period of six years from the Closing Date, the Purchaser shall cause the Bank to maintain in effect the exculpation and indemnification provisions of the Charter Documents of the Bank in effect as of the date hereof for the benefit of the Indemnified Parties, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any of the Indemnified Parties.

(b) In addition to the rights conferred by reason of clause (a), the Purchaser shall use its commercially reasonable best efforts to cause the individuals covered by the directors’ and officers’ liability insurance policy maintained by the Bank and in effect immediately prior to the Closing (“Bank D&O Policy”) to continue to be covered for a period of five (5) years from the Closing Date by the Bank D&O Policy (provided that the Purchaser may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions covered by the Bank D&O Policy; provided, however, that in no event shall the Purchaser be required to expend on an annual basis more than 200% of the current amount expended by the Bank (the “Bank Insurance Amount”) to maintain or procure insurance coverage, and further provided that if the Purchaser is unable to maintain or obtain the insurance called for by this Section 5.5(b) the Purchaser shall use all reasonable efforts to obtain as much comparable insurance as is available for the Bank Insurance Amount.

(c) Prior to the expiration of the regular term of the existing directors’ and officers’ liability insurance policy maintained by the Company and in effect immediately prior to the Closing (“Company D&O Policy”), the Purchaser shall pay directly to the insurer the premium required to purchase extended reporting period coverage for an additional year under such policy. The Company has delivered to the Purchaser a copy of the policy and a statement from the insurer regarding the premium required for the purchase of extended reporting period coverage for one year, which has been reported by the insurer to be approximately Three Hundred and Twenty-Five Thousand Dollars ($325,000).

5.6 Certain Company Contracts. The Company shall, prior to the Closing but during its Bankruptcy Case, pursuant to section 365 of the Bankruptcy Code assume (and take all necessary actions, including but not limited to the payment of cure costs, to effect assumption) and assign to the Bank the Contracts included in the Other Purchased Assets (the “365 Contracts”). In connection with the Bankruptcy Case, the Company shall include in the Sale Motion (i) a request for authorization to assume and assign to the Bank the 365 Contracts, (ii) a request for authorization to assume the Tax Sharing Agreement, and (iii) a request for authorization to promptly transfer to the Bank any amounts of Tax refunds received from any Governmental Authority. To the extent any 365 Contract may not be assigned to the Bank by the Company without the waiver or consent of, or notice to, one or more Persons (other than the Purchaser), the Company and the Purchaser shall use their commercially reasonable best efforts to obtain all waivers or consents and to make all notices required to permit the assignment of all such 365 Contracts to the Bank prior to the Closing and shall cooperate in all respects with respect thereto; provided that it is understood and agreed that the Company shall not be required to pay any monetary compensation to any Person whose waiver or consent may be required for such assignment in connection with seeking to obtain such waiver or consent.

5.7 DIP Loan Agreement.

(a) Simultaneously with the commencement of the Bankruptcy Proceedings and pursuant to that certain Superpriority Debtor-in-Possession Credit Agreement between the Purchaser, as lender, and the Company, as borrower, attached hereto as Exhibit A (the “DIP Loan Agreement”), the Purchaser shall provide a debtor-in-possession financing facility to the Company for the purpose of funding the Working Capital Loan.

(b) The DIP Loan Agreement will become effective upon (i) approval by the Bankruptcy Court; and (ii) satisfaction of customary conditions as set forth in the DIP Loan Agreement. All amounts outstanding under the DIP Loan Agreement will become due and payable on the Maturity Date.

(c) The obligations of the Company under the DIP Loan Agreement will be secured by a pledge of all of the assets of the Company, including, without limitation, the Shares and the Other Purchased Assets. In addition, the obligations of the Company under the DIP Loan Agreement will be entitled to super-priority administrative claim status.

(d) Notwithstanding the foregoing, the approval of the DIP Loan Agreement by the Bankruptcy Court (or any portion thereof) shall not be a condition precedent to either party’s obligation to consummate the Sale of the Shares and the Other Purchased Assets.

5.8 Payment of the Broker’s Fees. At the Closing, subject to the receipt of customary release letters of the Broker in favor of the Bank and the Purchaser in form and substance reasonably satisfactory to the Purchaser, the Bank or the Purchaser, as determined by the Purchaser in its sole discretion, shall pay to the Broker the Broker’s Fees in full satisfaction of all obligations of the Bank and the Purchaser in connection with any engagement letters or other agreements of the Company, the Bank or any other Subsidiary with the Broker.

5.9 Stalking-Horse Bidder Fee. In consideration for the Purchaser serving as the stalking-horse bidder and agreeing to effecting the Equity Contribution in connection with the Closing, and this Agreement being subject to termination in the event that the Company receives a higher and better bid consistent with the Bidding Procedures, provided this Agreement is not terminated prior to the Closing due to Purchaser’s uncured breach and regardless of whether or not the Purchaser makes any matching or competing bids, the Company shall pay to the Purchaser a stalking-horse bidder fee in an amount equal to One Million Dollars ($1,000,000) (the “Stalking-Horse Bidder Fee”) on the first Business Day following the date of consummation of a transaction with an Overbidder, as that term is hereinafter defined. The parties intend that the Stalking-Horse Bidder Fee shall be treated as an administrative expense in the Bankruptcy Case, provided that in no event will the Stalking-Horse Bidder Fee be paid in the absence of a Sale Order.

The Company acknowledges and agrees that (i) the approval of the Stalking-Horse Bidder Fee is an integral part of the transactions contemplated by this Agreement, (ii) in the absence of the Company’s obligation to pay the Stalking-Horse Bidder Fee, the Purchaser would not have entered into this Agreement, (iii) the entry of the Purchaser into this Agreement is necessary for preservation of the estate of the Company and the Bank and is beneficial to the Company because, in the Company’s business judgment, it will enhance the Company’s ability to maximize the value of its assets for the benefit of its creditors, (iv) the Stalking-Horse Bidder Fee is reasonable in relation to the Purchaser’s efforts and to the magnitude of the Contemplated Transactions and the Purchaser’s lost opportunities resulting from the time spent pursuing the Contemplated Transactions, and (v) time is of the essence with respect to the entry of a bidding procedures order (the “Bidding Procedures Order”) by the Bankruptcy Court, approving, among other things, the process by which bids may be solicited in connection with the sale of the Shares and the Other Purchased Assets (the “Bidding Procedures”). The Company’s agreement to pay the Stalking-Horse Bidder Fee is subject to Bankruptcy Court approval of this Agreement, including without limitation approval of payment of the Stalking-Horse Bidder Fee, which approval shall be requested in the Bidding Procedures Order.

5.10 Debtor-in-Possession. During the pendency of the Bankruptcy Case, the Company shall continue to operate its business as debtor-in-possession pursuant to the Bankruptcy Code.

5.11 The Sale Motion. On or within two (2) Business Days following the Petition Date, the Company shall file a sale motion with the Bankruptcy Court (the “Sale Motion”) seeking the following relief from the Bankruptcy Court in the form of a proposed sale order in a form and substance reasonably acceptable to the Purchaser:

(a) Approval of the Bidding Procedures and entry of the Bidding Procedures Order no later than ten (10) days following the Petition Date;

(b) Scheduling the sale hearing (the “Sale Hearing”) to take place not less than thirty (30) days following the Petition Date;

(c) Subject to the Bidding Procedures, approval of the proposed asset purchase agreement between the Company and the Successful Bidder, as that term shall be defined in the Sale Order, including the Sale of the Shares and the Other Purchased Assets to such Successful Bidder and the equity contribution to the Bank by such Successful Bidder contemplated thereby;

(d) Confirmation that the sale of the Shares and the Other Purchased Assets to the Successful Bidder shall be free and clear of all Encumbrances;

(e) Confirmation that the Company may assume and assign to the Bank all 365 Contracts, provided that the Company will not be obligated to assume and assign to the Bank any 365 Contracts not desired by the Successful Bidder;

(f) Confirmation that the Company may assume the Tax Sharing Agreements, and promptly transfer to the Bank any amounts of Tax refunds received from any Governmental Authority;

(g) Confirmation that the Successful Bidder and the Company may cause the Closing to occur as soon as practicable after the entry of the Sale Order; and

(h) Approval of findings of fact and conclusions of law reasonably similar, but not limited to, the following:

(i) the Notice of Sale, and the parties who were served with copies of such Notice, were in compliance with Sections 102 and 363 of the Bankruptcy Code and Bankruptcy Rules 2002, 6004, and 9014 and any other applicable provision of the Bankruptcy Code, the Bankruptcy Rules, or any local bankruptcy rule governing the sale of assets free and clear of Encumbrances, or as directed by the Bankruptcy Court as long as the Bankruptcy Court finds that such notice is sufficient under the circumstances;

(ii) all requirements imposed by Section 363(f) of the Bankruptcy Code for the sale of the Shares free and clear of Encumbrances and the sale of the Other Purchased Assets free and clear of Encumbrances (other than Permitted Liens) have been satisfied;

(iii) the Successful Bidder is a purchaser of the Shares and the Other Purchased Assets in “good faith” pursuant to Section 363(m) of the Bankruptcy Code, and the Sale is entitled to the protections of Section 363(m);

(iv) the Successful Bidder and the Company did not engage in any conduct which would allow this Agreement to be set aside pursuant to Section 363(n) of the Bankruptcy Code;

(v) pursuant to Section 105 of the Bankruptcy Code, any creditors of the Company are prohibited from taking any actions against the Successful Bidder or the Shares and the Other Purchased Assets; and

(vi) the terms and provisions of the Sale are fair and reasonable.

5.12 The Bidding Procedures.

(a) The Bidding Procedures and the Bidding Procedures Order shall be in a form and substance acceptable to the Purchaser.

(b) In order to be qualified to receive any confidential information from the Company or the Bank, to submit an Initial Overbid, as that term is hereinafter defined, and to participate in the Auction, a potential bidder (an “Overbidder”) must submit each of the following to the Company on a timely basis:

(i) An executed confidentiality agreement which shall inure to the benefit of the Successful Bidder, in a form and substance acceptable to the Company and the Purchaser; and

(ii) Current audited financial statements and latest unaudited financial statements of the Overbidder or, if the Overbidder is an entity formed for the purpose of acquiring the Shares and the Other Purchased Assets, current audited financial statements and latest unaudited financial statements of the equity holders or sponsors of the Overbidder who will guarantee the obligations of the Overbidder, or such other form of financial disclosure and/or credit-quality support or enhancement, if any, that will allow the Company to make a reasonable determination as to the Overbidder’s financial and other capabilities to consummate the Sale (including, but not limited to, the ability to obtain all necessary regulatory approvals with respect to the ownership of the Shares and operation of the Bank on a timely basis).

(c) In order to participate at the Auction, an Overbidder must submit the following to the Company at least ten (10) days prior to the Sale Hearing (the “Bid Deadline”):

(i) a proposed asset purchase agreement (the “Competing Purchase Agreement”), executed by the Overbidder, that (a) is on substantially the same terms and conditions as those in this Agreement, along with a redlined, marked copy showing all changes between the Competing Purchase Agreement and this Agreement, (b) provides for a purchase price to be paid to the Company that exceeds the sum of the Cash Purchase Price and the Stalking-Horse Bidder Fee by at least One Million Dollars ($1,000,000) (such total amount, the “Minimum Overbid”), (c) provides for the recapitalization of the Bank through an equity contribution on terms not less favorable to the Bank than the Equity Contribution and, in any event, on terms acceptable to Governmental Authorities, (d) remains irrevocable until the earlier of the Closing or fifteen (15) days after entry of the Sale Order, (e) disclaims any right of Overbidder to receive a fee analogous to the Stalking-Horse Bidder Fee or to compensation under Bankruptcy Code Section 503(b) for making a substantial contribution and (f) contains a proposed closing date that is not later than the Outside Date hereunder;

(ii) a cashier’s check made payable to the order of the Company in the amount of Eight Million Five Hundred Thousand Dollars ($8,500,000) (the “Overbidder’s Deposit”) which will be retained by the Company as a nonrefundable deposit for application against the purchase price at the closing of the transaction, or returned to the Overbidder within three (3) calendar days of the Closing, in the event that the Bankruptcy Court does not approve a sale of the Shares and the Other Purchased Assets to the Overbidder;

(iii) be accompanied by admissible evidence in the form of affidavits or declarations establishing that the Overbidder has the financial ability to pay the purchase price set forth in the Competing Purchase Agreement;

(iv) remain open until the conclusion of the Sale Hearing;

(v) contain terms and conditions that are higher and better than the terms and conditions of this Agreement as determined by the Bankruptcy Court following a report and recommendation by the Company as to the highest and best offer;

(vi) provide for a purchase price to be paid to the Company that exceeds the sum of the Purchase Price and the Stalking-Horse Bidder Fee by at least the Minimum Overbid;

(vii) be accompanied by admissible evidence in the form of affidavits or declarations establishing the Overbidder’s good faith, within the meaning of Section 363(m) of the Bankruptcy Code;

(viii) be accompanied by admissible evidence in the form of affidavits or declarations establishing that the Overbidder is capable and qualified, financially, legally, and otherwise, of unconditionally performing all obligations under the Competing Purchase Agreement;

(ix) be accompanied by admissible evidence in the form of affidavits or declarations establishing that the Overbidder has or is capable of obtaining all required regulatory approvals to perform all of its obligations under the Competing Purchase Agreement and to close the transaction not later than the Outside Date; and

(x) disclaim any right of Overbidder to receive a fee analogous to the Stalking-Horse Bidder Fee or to compensation under Bankruptcy Code Section 503(b) for making a substantial contribution.

(d) The Purchaser, and any entity that submits a timely, conforming Competing Asset Purchase Agreement and Overbidder’s Deposit (an “Initial Overbid”), as set forth above, shall each be deemed a “Qualified Overbidder” and may bid for the Shares at the Auction. Any entity (other than the Purchaser) that fails to submit a timely, conforming Initial Overbid, as set forth above, shall be disqualified from bidding for the Shares and the Other Purchased Assets at the Auction.

(e) If no timely, conforming Initial Overbid is submitted, the Company shall not conduct an Auction and shall request at the Sale Hearing that the Bankruptcy Court approve this Agreement, including the Sale of the Shares and the Other Purchased Assets to the Purchaser and the Equity Contribution contemplated thereby, and request that the Sale Order shall be immediately effective upon entry, notwithstanding the provisions of Rule 6004(h) of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”) and Rule 62(g) of the Federal Rules of Civil Procedure;

(f) If one or more timely conforming Initial Overbids is received, the Company shall conduct an auction of the Shares and the Other Purchased Assets (the “Auction”), subject to approval of the Bankruptcy Court, in which the Purchaser and all other Qualified Overbidders may participate. The Auction shall be governed by the following procedures:

(i) all Qualified Bidders shall be deemed to have consented to the core jurisdiction of the Bankruptcy Court and to have waived any right to jury trial in connection with any disputes relating to the Auction or the Sale of the Shares and the Other Purchased Assets;

(ii) all Qualified Bidders shall be deemed to consent to provide the Company with admissible evidence in the form of affidavits or declarations establishing (A) the Qualified Bidder’s good faith, within the meaning of Section 363(m) of the Bankruptcy Code, (B) the fact that the Qualified Bidder is capable and qualified, financially, legally, and otherwise, of unconditionally performing all obligations under the Competing Purchase Agreement (or this Agreement) and (C) the fact that the Qualified Bidder has or is capable of obtaining all required regulatory approvals to perform all of its obligations under the Competing Purchase Agreement (or this Agreement) on or before the deadline set by the Company;

(iii) each bid by a Qualified Overbidder (other than the Purchaser) shall be automatically reduced by an amount equal to the Stalking-Horse Bidder Fee;

(iv) bidding will commence at the amount of the highest bid submitted by a Qualified Overbidder, as determined by the Company, subject to approval by the Bankruptcy Court;

(v) each subsequent bid shall be in increments of no less than One Million Dollars ($1,000,000);

(vi) the Purchaser shall have the right, but not the obligation, in its sole and absolute discretion, to match bids made by any Qualified Overbidder and, in such event, the Purchaser’s matching bid shall be deemed the highest and best bid for the Shares and the Other Purchased Assets;

(vii) if, upon conclusion of the Auction, and consistent with the terms of the Bidding Procedures, the Purchaser’s final bid matches or is greater than the highest bid made by any Qualified Overbidder, the Bankruptcy Court shall approve this Agreement, including the Sale of the Shares and the Other Purchased Assets to the Purchaser and the Equity Contribution contemplated thereby, and authorize the Company to sell the Shares and the Other Purchased Assets to the Purchaser, and the amount of the Purchaser’s final bid shall constitute the Cash Purchase Price under this Agreement; and

(viii) the Company may, with Bankruptcy Court approval, elect to deem the Purchaser’s final bid to be the highest bid, notwithstanding the receipt of an apparently higher bid from another Overbidder, if the Company reasonably concludes that the Overbidder may not be able to close on a timely basis, or for any other reason.

(g) The Purchaser has standing and is deemed to be a party in interest with standing to be heard on any motion, hearing or other matter related to this Agreement or any Overbid, or other sale of assets subject to this Agreement.

5.13 Bankruptcy Efforts. The Purchaser and the Company shall use their commercially reasonable best efforts to cause the Bankruptcy Court to (i) enter the Bidding Procedures Order and the Sale Order, and (ii) approve the Stalking-Horse Bidder Fee.

5.14 Public Announcements. Other than mutually agreed upon press releases and other materials to be issued upon the announcement of this Agreement or thereafter, with respect to which the parties shall cooperate in good faith to jointly prepare or communicate consistent with the joint communication policy of the parties, from and after the date hereof, neither party shall make any public announcement or public comment regarding this Agreement or the Contemplated Transactions without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned), unless and only to the extent that (i) the furnishing or use of information is required in making any filing or obtaining any Governmental Authorization required for the consummation of the Contemplated Transactions or (ii) the furnishing or use of such information is required by Legal Requirements, legal proceedings or the rules or regulations of the SEC. Notwithstanding the foregoing, from and after the Company’s first press release announcing the execution of this Agreement, the senior executives of the Company and the Bank shall have the right, consistent with the joint communication policy of the parties and mutually agreed scripts, to communicate with the Bank’s customers, employees and vendors and to grant press interviews with the local press.

5.15 Tax Refunds. The Company shall promptly transfer to the Bank any Tax refunds received from any Governmental Authority.

5.16 Tax Election. On its consolidated federal income Tax Return for the taxable year in which the Closing Date occurs, the Company shall elect under Treasury Regulations Section 1.1502-36(d) to reduce its tax basis in the Shares to the extent necessary to prevent any reduction of the Bank’s attributes. All Tax Returns filed by the Company, the Bank and its Subsidiary shall be consistent with this provision. In addition, the Company shall take any other action reasonably requested by the Purchaser to preserve the Bank’s attributes.

5.17 Preparation and Filing of Tax Returns; Taxes. The Company shall include the income of the Bank and its Subsidiary on the Company’s consolidated, unitary, affiliated or other combined federal and state income Tax Returns for all periods through the end of the Closing Date (such period, the “Pre-Closing Tax Period” and such Tax Returns, the “Company Tax Returns”) and pay any federal and state income Taxes attributable to such income, subject to an obligation of the Bank to reimburse the Company for any such income Taxes paid by the Company. The Bank shall furnish Tax information to the Company for inclusion in such Tax Returns in accordance with the Bank’s past custom and practice. The income of the Bank and its Subsidiary shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of the Bank and its Subsidiary as of the end of the Closing Date. The Company shall timely prepare and file (or cause to be prepared and filed) the Company Tax Returns, and shall prepare all Company Tax Returns in a manner consistent with prior practice in respect of the Bank and its Subsidiary unless otherwise required by applicable law or unless the Purchaser consents to such different treatment, such consent not to be unreasonably withheld. The Company shall provide (or cause to be provided) to the Purchaser a copy of any Company Tax Return at least twenty (20) Business Days prior to the due date for filing such return, and the Purchaser shall have ten (10) Business Days in which to review and comment on such return prior to the filing thereof. The Company shall not unreasonably withhold its consent to reflecting such Purchaser comments on such returns to the extent permitted by applicable law. The Purchaser and the Company agree to report all transactions not in the ordinary course of business occurring on the Closing Date after the Closing on the Purchaser’s federal and state income Tax Returns to the extent permitted by Treasury Regulations Section 1.1502-76(b)(1)(ii)(B).

5.18 Tax Cooperation. In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on or attributable to the Bank or its Subsidiary, the Purchaser on the one hand and the Company on the other hand shall reasonably cooperate fully with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by taxing authorities as to the imposition of Taxes. The Company shall provide to the Purchaser copies of all information, returns, books, records and documents relating to any tax matters of or attributable to the Bank or its Subsidiary.

5.19 Tax Proceedings. The Company shall promptly notify the Purchaser upon receipt by the Company of any notice of any inquiries, assessments, audits, proceedings or similar events received from any taxing authority with respect to any Taxes, tax attributes (including net operating losses) or Tax refunds of or attributable to the Bank and its Subsidiary, including such items included in any consolidated, affiliated, unitary or other combined Tax Return, whether attributable to the Pre-Closing Tax Period or any period or portion of a period after the Closing Date (any such inquiry, assessment, audit, proceeding or similar event, a “Tax Matter”). The Purchaser shall have the right to control the process, disposition and decision of whether to settle any Tax Matter in its sole discretion. In addition, the Company shall not enter into any settlement of or otherwise compromise any inquiry, assessment, audit, proceeding or similar event to the extent that such settlement or compromise could adversely affect the Tax liability (including a reduction of a Tax refund, net operating loss or other tax attribute) of the Bank, its Subsidiary or the Purchaser, including under this Agreement or the Tax Sharing Agreement, without the consent of the Purchaser, such consent not to be unreasonably withheld.

5.20 Transfer Taxes. Notwithstanding any other provision of this Agreement, the Purchaser shall be responsible for any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other similar non-income Taxes and administrative fees (including, without limitation, notary fees) (“Transfer Taxes”) arising in connection with the consummation of the Contemplated Transactions, whether levied on the Company, the Purchaser or its Affiliates. The Purchaser shall timely prepare (or cause to be prepared) any Tax Returns with respect to Transfer Taxes arising in connection with the consummation of the Contemplated Transactions (the “Transfer Tax Returns”). The Purchaser shall provide (or cause to be provided) to the Company a copy of any Transfer Tax Return at least ten (10) days prior to the due date for filing such return, and the Purchaser shall have five (5) days in which to review and comment on such return prior to the filing thereof. The Purchaser shall take any such Company comments into consideration in good faith, provided, however, that the Purchaser shall have final determination as to the contents of any Transfer Tax Return unless the Company believes and informs the Purchaser that, upon advice of its advisors, a position taken by the Purchaser is not permitted under applicable law, and provided, further, that if the Company so believes any position reflected on a Transfer Tax Return is not permitted under applicable law, the parties shall engage an independent third party accounting firm to determine whether such position is permitted under applicable law and the determination of such accounting firm shall control the treatment of the disputed position(s) on such Transfer Tax Return. The expense of such accounting firm shall be borne 50% by the Company and 50% by the Purchaser. The Company shall timely file all Transfer Tax Returns and the Purchaser shall pay to the Company the amount shown as due on any such return at least three (3) days prior to the due date of such return. Upon the request of the Company, the Purchaser agrees to pay to the Company any additional Transfer Taxes, along with related penalties and interest, if any, if and to the extent the Company is then liable for such Transfer Taxes pursuant to an audit or other proceeding by a taxing authority in respect of any Transfer Taxes that the Purchaser has not previously paid over to the Company or a taxing authority. The Company and the Purchaser shall cooperate to minimize Transfer Taxes. If a certificate or document of exemption is required to reduce or eliminate the Transfer Taxes, the Purchaser will promptly furnish such certificate or document to the Company or the Purchaser will cooperate with the Company to allow the Company to obtain such reduction or exemption from Transfer Taxes.

ARTICLE 6

CONDITIONS OF CLOSING

6.1 Conditions to SKBHC’s and the Purchaser’s Obligations. The obligation of SKBHC and the Purchaser to complete the transactions contemplated by this Agreement is subject to the fulfillment of the following conditions:

(a) Representations and Warranties: (i) The representations and warranties of the Company contained in Section 3.1, Section 3.2, Section 3.3, Section 3.11(a) and Section 3.18 shall be true and correct in all respects as of the date of this Agreement and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (provided that those representations and warranties which address matters only as of a particular earlier date shall have been true and correct only on such date) and (ii) the representations and warranties of the Company contained in this Agreement (other than those representations and warranties specified in sub-clause (i) above) shall be true and correct in all respects (without regard to materiality or Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (provided that those representations and warranties which address matters only as of a particular earlier date shall have been true and correct only on such date), except where the failure of such representations and warranties in this sub-clause (ii) to be so true and correct (without regard to materiality or Material Adverse Effect qualifications contained therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) Covenants: The covenants and obligations of the Company to be performed or observed on or before the Closing pursuant to this Agreement shall have been duly performed or observed in all material respects;

(c) Petition Date: The Company shall have filed the Bankruptcy Case within one Business Day following the date hereof;

(d) Bidding Procedures Order: The Bankruptcy Court shall have entered the Bidding Procedures Order;

(e) Sale Order: The Bankruptcy Court shall have entered the Sale Order on or prior to the Maturity Date;

(f) Secretary’s Certificate: The Company shall have delivered to the Purchaser a Secretary’s Certificate certifying to the effect that the conditions set forth in Section 6.1(a) and (b) have been satisfied;

(g) Purchaser Required Approvals: The Purchaser shall have obtained all of the Purchaser Required Approvals without the imposition of any Burdensome Condition, and all applicable waiting periods with respect to any of the Purchaser Required Approvals shall have expired; and

(h) Closing of Starbuck Transaction. The consummation of the Starbuck Transaction shall have occurred.

The foregoing conditions are for the benefit of SKBHC and the Purchaser only and accordingly SKBHC and the Purchaser will be entitled to waive compliance with any such conditions if they see fit to do so, without prejudice to their rights and remedies at law and in equity and also without prejudice to any of their rights of termination in the event of non-performance of any other conditions in whole or in part.

6.2 Conditions to the Company’s Obligations. The obligation of the Company to complete the transactions contemplated by this Agreement is subject to the fulfillment of each of the following conditions:

(a) Representations and Warranties: The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (provided that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date);

(b) Covenants: The covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement shall have been duly performed or observed in all material respects;

(c) Sale Order: The Bankruptcy Court shall have entered the Sale Order; and

(d) Secretary’s Certificate: The Purchaser shall have delivered to Seller a Secretary’s Certificate certifying to the effect that the conditions set forth in Section 6.2(a) and (b) have been satisfied.

The foregoing conditions are for the benefit of the Company only and accordingly the Company will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.3 Mutual Condition. The obligations of the Company , SKBHC and the Purchaser to complete the Contemplated Transactions are subject to the fulfillment of the condition that no injunction or restraining order or other decision, ruling or order of a court, board, Governmental Authority or administrative tribunal of competent jurisdiction being in effect which prohibits, restrains, limits or imposes conditions on the transactions contemplated by this Agreement and no action or proceeding having been instituted or remaining pending or having been threatened (and such threat not having been withdrawn) before any such court, board, Governmental Authority or administrative tribunal to restrain, prohibit, limit or impose conditions on the transactions contemplated by this Agreement.

6.4 Termination.

(a) In the event that any of the conditions to the obligations of SKBHC and the Purchaser or the Company set forth in this Article 6 are not performed or fulfilled by the earlier of the dates specified in this Article 6 or January 31, 2011 (the “Outside Date”), the Purchaser or the Company, as applicable, may, subject to Section 9.10, terminate this Agreement, in which event the parties will be released from all obligations under this Agreement, except that the Company will not be released from its obligation to pay the Stalking-Horse Bidder Fee unless SKBHC and the Purchaser are in material breach of this Agreement and no party will be released from its obligations, or may terminate this Agreement, if it was reasonably capable of causing such condition or conditions to be fulfilled or has materially breached any of its covenants or obligations in or under this Agreement.

(b) This Agreement may also be terminated prior to the Closing:

(i) at any time by the mutual written agreement of the Company and the Purchaser;

(ii) by the Purchaser (provided, that the Purchaser is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if either of the conditions in Section 6.1(a) or (b) have not been fulfilled and the breach or breaches giving rise to the failure of these conditions to be fulfilled cannot be or have not been cured within fifteen (15) days after written notice by the Purchaser to the Company;

(iii) by the Company (provided, that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if either of the conditions in Section 6.2(a) or (b) have not been fulfilled and the breach or breaches giving rise to the failure of these conditions to be fulfilled cannot be or have not been cured within fifteen (15) days after written notice by the Company to the Purchaser;

(iv) by the Company, if the Bankruptcy Court enters a Sale Order approving the Sale to a Qualified Overbidder;

(v) by either the Company or the Purchaser, with fifteen (15) days’ prior written notice or such shorter period as required by a court or Governmental Authority, or any applicable Legal Requirement, if any court or Governmental Authority shall finally determine that the subject of this Agreement violates any applicable Legal Requirement and the terms of this Agreement cannot be amended to meet all legal requirements to the satisfaction of such court or Governmental Authority;

(vi) by either the Company or the Purchaser, if the Purchaser or any of its Affiliates receives written notice from or is otherwise advised by a Governmental Authority that it will not grant (or intends to rescind or revoke if previously approved) any of the Purchaser Required Approval or receives written notice from such Governmental Authority that it will not grant such Purchaser Required Approval on the terms contemplated by this Agreement without imposing any Burdensome Condition; or

(vii) upon two days’ prior written notice by the Purchaser to the Company, if the Bankruptcy Court fails to approve the Stalking-Horse Bidder Fee as part of the Bidding Procedures Order; provided that such notice of termination is provided to the Company not later than the end of the second Business Day following such date.

ARTICLE 7

CLOSING TRANSACTIONS

7.1 Time and Place. The Closing shall take place in the offices of Morrison & Foerster, LLP at 555 West Fifth Street, Los Angeles, CA 90013 on the Closing Date; or at such other time and date, or both, as the Company and the Purchaser or their respective counsel may agree upon in writing.

7.2 Company’s Closing Deliverables. At the Closing, the Company shall deliver the following to the Purchaser:

(a) stock certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank and with all required stock transfer Tax stamps affixed;

(b) all conveyances, transfers, assignments, instruments and other documents which are necessary to assign, sell and transfer the Shares and the Other Purchased Assets to the Purchaser as contemplated by this Agreement in such form and content as the Purchaser may require, acting reasonably;

(c) certified copies of a resolution of the directors of the Company approving the completion of the Contemplated Transactions including, without limitation, the sale of the Shares and the Other Purchased Assets, and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Company pursuant to this Agreement in such form and content as the Purchaser may require, acting reasonably;

(d) a certified copy of the Sale Order;

(e) a letter agreement, in form and substance reasonably satisfactory to the Purchaser, provided that the Bankruptcy Court does not disapprove this letter or the content thereof, releasing the Purchaser, the Bank and their respective Affiliates (and their respective officers, directors, employees, managers, partners, members, and principals) from and against any pre-Closing Liabilities to the Company;

(f) an affidavit from the Company that it is not a “foreign person” or subject to withholding requirements under the Foreign Investment in Real Property Tax Act of 1980, as amended; and

(g) except as otherwise agreed by the Purchaser in writing, written resignation letters of all of the members of the board of directors of the Bank, which resignations shall be effective as of the Closing.

7.3 Purchaser’s Closing Deliverables. At the Closing, the Purchaser shall effect the Equity Contribution and deliver the following to the Company:

(a) the Cash Purchase Price; and

(b) if the letter agreement referenced in Section 7.2(e) is contemporaneously delivered, a letter agreement, in form and substance reasonably satisfactory to the Company, releasing the Company and its respective Affiliates (and its respective officers, directors, employees, and managers) from and against any pre-Closing Liabilities to the Company.

7.4 Concurrent Delivery. It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any party to the others pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

7.5 Transfer of Shares. Subject to the terms and conditions set forth in this Agreement, and subject to the entry of a Sale Order, the Sale of the Shares and the Other Purchased Assets to the Purchaser shall be deemed to take effect on the Closing Date.

ARTICLE 8

SURVIVAL OF REPRESENTATIONS AND COVENANTS

8.1 Survival. The Company and the Purchaser agree that all of the representations, warranties, agreements and covenants of the Company and the Purchaser contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Closing Date, except that the representations, warranties, agreements and covenants that by their terms survive the Closing Date and this Article 8 and Article 9 shall survive the Closing Date.

ARTICLE 9

MISCELLANEOUS

9.1 Legal and Other Fees and Expenses. Unless otherwise specifically provided herein, the parties will pay their respective legal, accounting and other professional fees and expenses incurred by each of them in connection with the negotiation and settlement of this Agreement, the completion of the Contemplated Transactions and other matters pertaining hereto.

9.2 Notices. Any notice, request, demand or other communication required or permitted to be given under this Agreement shall be in writing and delivered by hand, facsimile transmission or prepaid registered mail (return receipt requested) to the party to which it is to be given as follows:

To the Company:

AmericanWest Bancorporation

41 W. Riverside Avenue, Suite 300

Spokane, Washington 99201

Attention: Jay B. Simmons, Esq.

Telephone No.: (509) 344-5575

Facsimile No.: (509) 465-9681

with a copy to:

Morrison & Foerster LLP

555 West Fifth Street, Suite 3500

Los Angeles, California 90013

Attention: Henry M. Fields, Esq.

Telephone No.: (213) 892-5275

Facsimile No.: (213) 892-5454

To SKBHC or the Purchaser:

SKBHC Hawks Nest Acquisition Corp.

c/o SKBHC Holdings LLC

8723 E Via De Commercio

Scottsdale, Arizona 85258

Attention: Scott A. Kisting

Telephone No.: (480) 393-0560

Facsimile No.: (480) 315-8796

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

Attention: Jeffrey H. Cohen, Esq.

David C. Eisman, Esq.

Telephone No.: (213) 687-5000

Facsimile No.: (213) 687-5600

or to such other address or fax number as a party may specify by notice given in accordance with this Section 9.2. Any such notice, request, demand or other communication given as aforesaid will be deemed to have been given, in the case of delivery by hand or registered mail, when delivered, in the case of delivery by facsimile transmission, when a legible facsimile is received by the recipient if received before 5:00 p.m. local time on a Business Day, or on the next Business Day if such facsimile is received on a day which is not a Business Day or after 5:00 p.m. local time on a Business Day.

9.3 Further Assurances. Each of the parties shall execute and deliver such further documents, instruments and agreements and do such further acts and things as may be reasonably required from time to time, either before, on or after the Closing Date, to carry out the full intent and meaning of this Agreement, give effect to the transactions contemplated by this Agreement and assure to the Purchaser good and valid title to the Shares, free and clear of all Encumbrances, and the Other Purchased Assets, free and clear of all Encumbrances (other than Permitted Liens). The Company shall seek to enforce its rights under any third party non-disclosure or confidentiality agreements on behalf of and at the request and expense of the Purchaser.

9.4 Time of the Essence. Time shall be of the essence of this Agreement.

9.5 Entire Agreement. This Agreement (and all related documents referred to herein, including the schedules and exhibits hereto) constitutes the entire agreement between the Company and the Purchaser pertaining to the Contemplated Transactions and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the Company and the Purchaser and there are no warranties, representations, covenants, obligations or agreements between the Company (or any Affiliate thereof) and the Purchaser (or any Affiliate thereof) except as set forth in this Agreement (or any such related document).

9.6 Assignment. Neither party to this Agreement may assign any of its respective benefits, obligations or liabilities under or in respect of this Agreement without the prior written consent of the other party, which may be withheld in its absolute discretion; provided, however, that the Purchaser may, without the consent of the Company, assign its rights and benefits under or in respect of this Agreement, in whole or in part, to one or more directly or indirectly wholly-owned Subsidiaries of SKBHC, if and to the extent permitted by the Regulatory Approvals and the Bankruptcy Court, but no such assignment will relieve SKBHC and the Purchaser of their obligations under this Agreement. Any attempted assignment without the necessary consent shall be void.

9.7 Invalidity. Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

9.8 Waiver and Amendment. Except as expressly provided in this Agreement, no amendment or waiver of it will be binding unless made in writing by the party to be bound by such amendment or waiver. No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

9.9 Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder; provided, however, that the current directors and officers of the Bank included in the term “Indemnified Parties” shall be deemed to be third-party beneficiaries of the provisions of Section 5.5(a); the directors and officers of the Bank covered by the Bank D&O Policy shall be deemed to be third party beneficiaries of the provisions of Section 5.5(b); and the directors and officers of the Company shall be deemed to be third-party beneficiaries of the provisions of Section 5.5(c).

9.10 Surviving Provisions on Termination. Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of Sections 5.2 and 5.3 shall survive such termination and remain in full force and effect, and each party shall remain liable for any breach of this Agreement prior to its termination.

9.11 Captions. The captions in this Agreement are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

9.12 Counterparts. This Agreement may be signed in counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument. Electronically transmitted or facsimile copies shall be deemed to be originals.

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IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

COMPANY AmericanWest Bancorporation, a Washington corporation

By:	/s/ Patrick J. Rusnak
	Name:	Patrick J. Rusnak
	Title:	President and CEO

SKBHC

SKBHC Holdings LLC, a Delaware limited liability company

By:	/s/ Scott A. Kisting
	Name:	Scott A. Kisting
	Title:	President and CEO

PURCHASER

SKBHC Hawks Nest Acquisition Corp., a Delaware corporation

By:	/s/ Scott A. Kisting
	Name:	Scott A. Kisting
	Title:	President and CEO